AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 1998
                                                      REGISTRATION NO. 333-23643
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                       POST-EFFECTIVE AMENDMENT NO. 3 TO
                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                            CARRIAGE SERVICES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                 7621                            76-0423828
      (STATE OR OTHER JURISDICTION           (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)


                              1300 POST OAK BLVD.
                                   SUITE 1500
                              HOUSTON, TEXAS 77056
                                 (281) 556-7400
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                MELVIN C. PAYNE
                            CHIEF EXECUTIVE OFFICER
                              1300 POST OAK BLVD.
                                   SUITE 1500
                              HOUSTON, TEXAS 77056
                                 (281) 556-7400
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                    COPY TO:

                                 T. MARK KELLY
                             VINSON & ELKINS L.L.P.
                       2300 FIRST CITY TOWER, 1001 FANNIN
                             HOUSTON, TX 77002-6760
                                 (713) 758-2222
                              (713) 615-5531 (FAX)

                            ------------------------

     If any of the securities registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

================================================================================

PROSPECTUS

                            CARRIAGE SERVICES, INC.

            2,000,000 SHARES OF CLASS A COMMON STOCK, $.01 PAR VALUE

     This Prospectus relates to 2,000,000 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Carriage Services, Inc. ("Carriage" or the "Company"), which may be offered and issued by the Company from time to time in connection with the acquisition of other businesses or properties or which may be issued upon conversion of shares of the Company's preferred stock, par value $.01 per share (the "Preferred Stock"), which may be offered and issued by the Company from time to time in connection with the acquisition of other businesses or properties.

     The Company anticipates that such acquisitions will consist principally of additional funeral homes and cemeteries, but, on occasion, an acquired business may be dissimilar to the historical business of the Company. The consideration for acquisitions is expected to consist of Class A Common Stock, Preferred Stock, cash, assumption of liabilities or a combination thereof, as determined from time to time by negotiations between the Company and the owners or controlling persons of the businesses or properties to be acquired. In addition, the Company may lease property from and enter into management, consulting, employment and noncompetition agreements with the former owners (or their affiliates) and key executive personnel of the businesses to be acquired.

     The terms of an acquisition are determined by negotiations between the Company's representatives and the owners or controlling persons of the business or properties to be acquired. In evaluating specific acquisition candidates, the Company considers such factors as the property's location, reputation, heritage, physical size, volume of business, profitability, name recognition, aesthetics, potential for development or expansion, competitive market position, pricing structure and quality of operating management. The Company will continue to focus on acquiring premier funeral homes throughout the United States that have a strong, local presence and that conduct at least 100 funeral services per year. The Company anticipates that shares of Class A Common Stock issued in any such acquisition and shares of Class A Common Stock issuable upon conversion of shares of Preferred Stock issued in any such acquisition will be valued at a price reasonably related to the market value of the Class A Common Stock, either at the time the terms of the acquisition are tentatively agreed upon, or at or about the time of closing, or during the period or periods prior to delivery of the shares.

     All of the 2,000,000 shares of Class A Common Stock which may be offered and issued by the Company as described above may, subject to certain conditions, be resold pursuant to this Prospectus by the persons who receive such shares in acquisitions or upon conversion of shares of Preferred Stock received in acquisitions. See "Resales and Plan of Distribution" for information relating to such resales.

     The Company has two classes of Common Stock, the Class A Common Stock and Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). The Class A Common Stock is entitled to one vote per share. The Class B Common Stock is entitled to ten votes per share and is convertible on a share-for-share basis into Class A Common Stock. Except with respect to votes per share and conversion rights, the Class A Common Stock and the Class B Common Stock are identical.

     The Class A Common Stock is quoted on the Nasdaq National Market under the symbol "CRSV." On March 31, 1998, the last reported sales price for the Class A Common Stock on the Nasdaq National Market was $24.00.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

              The date of this Prospectus is                , 1998

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, INCLUDED ELSEWHERE IN THIS PROSPECTUS. AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT INDICATES OTHERWISE, THE TERMS "CARRIAGE" AND THE "COMPANY" REFER TO CARRIAGE SERVICES, INC., ITS CONSOLIDATED SUBSIDIARIES AND THEIR RESPECTIVE PREDECESSORS.

                                  THE COMPANY

GENERAL

     Carriage Services, Inc. believes that it is the fifth largest publicly traded provider of death care services and products in the United States. The Company provides a complete range of funeral services and products to meet families' needs, including consultation, removal and preparation of remains, sale of caskets and related funeral merchandise, transportation services and the use of funeral home facilities for visitation. The Company also offers cemetery products and services, including rights to interment in cemetery sites, interment services and related cemetery merchandise. As of December 31, 1997, the Company operated 120 funeral homes and 20 cemeteries in 20 states. Funeral services constituted approximately 93% and 84% of revenues in 1996 and 1997, respectively.

     Since the Company's formation in 1991, management has undertaken a disciplined approach to growth that has allowed the Company the necessary time to integrate acquisitions, develop effective operating, administrative and financial systems and controls, recruit an experienced operating management team and promote a decentralized, entrepreneurial service culture. From 1992 through 1995, the Company acquired 42 funeral homes and four cemeteries for consideration ranging from approximately $9 million to $14 million in each of the four years. The Company believes that the infrastructure it developed during this period positioned the Company to pursue an accelerated growth strategy beginning in late 1995. As a result, the Company acquired 38 funeral homes and seven cemeteries for consideration of $68 million during 1996 and 44 funeral homes and ten cemeteries for consideration of $118 million during 1997. In addition, as of March 31, 1998, the Company has acquired or had letters of intent to acquire 18 funeral homes and three cemeteries for consideration of $53 million.

DEATH CARE INDUSTRY

     The death care industry has certain attractive fundamental characteristics, including highly fragmented ownership, barriers to entry and stable, predictable demand. There are an estimated 22,000 funeral homes and 9,600 commercial cemeteries in the United States, and less than 21% of the 1996 United States death care industry revenues are represented by the five largest publicly traded domestic death care companies. Death care businesses have traditionally been transferred to successive generations within a family and in most cases have developed a local heritage and tradition that act as a formidable barrier for those wishing to enter an existing market. Death rates in the United States are fairly predictable over time, which lends stability to the death care industry. The number of deaths in the United States is expected to increase by approximately 1% per year through 2010. In the past several years, the industry has witnessed considerable consolidation. Estate planning issues, increased governmental regulation and a desire to address management succession concerns have led independent funeral home owners to pursue opportunities to divest their businesses. Former owners frequently remain associated with the funeral home in a managerial capacity after the sale. Management believes consolidation in the industry will continue to accelerate and that the Company is well positioned to be a major participant in such consolidation.

BUSINESS STRATEGY

     The Company's objective is to become the most professional, ethical and highest quality funeral and cemetery service organization in the industry while continuing to promote a decentralized, entrepreneurial service culture. Management believes that the Company's reputation and collaborative operating style have allowed it to successfully pursue acquisition opportunities. The Company also has been successful in implementing programs to improve profitability at newly acquired properties.

     Management believes the Company distinguishes itself from other national death care providers through its decentralized management style and its incentive-based compensation structure. The Company's management structure affords local funeral directors a certain level of autonomy in operating their businesses, while the utilization of a proprietary personal computer-based system allows senior management timely access to operating data on the performance of individual operations so that corrective action can be implemented, if necessary. The Company's compensation structure is designed to maintain or create a sense of ownership by awarding local managers meaningful cash bonuses and stock options for achieving or exceeding established performance objectives.

     The Company's strategy to enhance the profitability of acquired operations includes improving merchandising and sales training, realizing volume purchase discounts, centralizing certain financial, accounting, legal, administrative and employee benefits functions, offering cross-marketing opportunities and increasing preneed sales in selective markets. Management believes that significant value can be created by bringing sound business principles to family-owned businesses, a majority of which do not measure their financial performance against any annually established parameters. The introduction of management techniques focused on budgeting and financial performance has proven to be effective in increasing the profitability of acquired properties.

     The Company will continue to aggressively pursue the acquisition of premier funeral homes that have a strong local market presence and that conduct at least 100 funeral services per year, as well as funeral homes in close proximity to the Company's existing businesses. In addition, although the Company, in the early years, focused on acquiring funeral homes operations, the Company aggressively pursues cemetery acquisitions in markets where the Company operates, or plans to operate, funeral homes to take advantage of cross-marketing opportunities. The Company is also pursuing larger acquisition transactions which provide significant strategic benefits to the Company, such as new market penetration. For example, in January 1997, the Company merged with CNM, a premier California-based company which operates 10 funeral homes and one cemetery and in November 1997, merged with the John E. Day Funeral Home in New Jersey and the Forest Lawn/Evergreen Management Co. of Florida, which together operate seven funeral homes and three cemeteries. These three transactions accounted for over 60% of the acquisition spending in 1997. The Company also seeks to issue, and has been successful in issuing, equity securities to the previous owners of acquired businesses. From inception through March 31, 1998, the Company has issued 37,775,608 shares of redeemable preferred stock and 1,023,120 shares of Class A Common Stock in conjunction with acquisition transactions. As of March 31, 1998, a total of 23,760,823 shares of redeemable preferred stock have converted into shares of Class A and Class B Common Stock. Management believes that its success in issuing equity securities in conjunction with acquisitions reflects in large part previous owners' desires to remain affiliated with and to be invested in the Company.

                      SUMMARY FINANCIAL AND OPERATING DATA

     The following table presents summary historical financial and operating data as of the dates and for the periods indicated. The consolidated financial data of the Company as of and for the five years ended December 31, 1997 set forth below have been derived from financial statements audited by Arthur Andersen LLP, independent public accountants. The following information should be read in conjunction with the Consolidated Financial Statements of the Company and notes thereto included elsewhere in this Prospectus.

                                                                 YEAR ENDED DECEMBER 31,
                                         ----------------------------------------------------------------
                                           1993          1994          1995          1996          1997
                                         --------      --------      --------      --------      --------
                                               (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
INCOME STATEMENT DATA:
  Revenues, net:
    Funeral..........................    $ 10,651      $ 17,368      $ 22,661      $ 37,445      $ 64,888
    Cemetery.........................         614         1,036         1,576         2,903        12,533
                                         --------      --------      --------      --------      --------
        Total net revenues...........      11,265        18,404        24,237        40,348        77,421
                                         --------      --------      --------      --------      --------
  Gross profit:
    Funeral..........................         917         2,856         3,740         6,804        16,484
    Cemetery.........................         143           158           250           362         2,899
                                         --------      --------      --------      --------      --------
        Total gross profit...........       1,060         3,014         3,990         7,166        19,383
  General and administrative
  expenses...........................         985         1,266         2,106         2,474         5,277
                                         --------      --------      --------      --------      --------
  Operating income...................          75         1,748         1,884         4,692        14,106
  Interest expense, net..............       1,745         2,671         3,684         4,347         5,889
                                         --------      --------      --------      --------      --------
  Income (loss) before income
  taxes..............................      (1,670)         (923)       (1,800)          345         8,217
  Provision for income taxes.........       --    (1)        40           694           138         3,726
                                         --------      --------      --------      --------      --------
  Income (loss) before extraordinary
  item...............................      (1,670)         (963)       (2,494)          207         4,491
  Extraordinary item, net............       --            --            --             (498)         (195)
                                         --------      --------      --------      --------      --------
  Income (loss) after extraordinary
  item...............................      (1,670)         (963)       (2,494)         (291)        4,296
  Preferred stock dividends..........       --            --            --              622           890
                                         --------      --------      --------      --------      --------
  Net income (loss) attributable to
    common stockholders..............    $ (1,670)     $   (963)     $ (2,494)     $   (913)     $  3,406
                                         ========      ========      ========      ========      ========
  Income (loss) per common share
  Basic:
    Continuing operations............    $   (.66)(1)  $   (.38)     $   (.99)     $   (.09)     $    .35
    Extraordinary item...............       --            --            --             (.10)         (.02)
                                         --------      --------      --------      --------      --------
    Net income (loss) per common
      share..........................    $   (.66)     $   (.38)     $   (.99)     $   (.19)     $    .33
                                         ========      ========      ========      ========      ========
  Diluted:
    Continuing operations............    $   (.66)(1)  $   (.38)     $   (.99)     $   (.09)     $   (.34)
    Extraordinary item...............       --            --            --             (.10)         (.02)
                                         --------      --------      --------      --------      --------
    Net income (loss) per common
      share..........................    $  (.66)      $   (.38)     $   (.99)     $   (.19)     $    .32
                                         ========      ========      ========      ========      ========
Weighted average number of common and
  common equivalent shares
  outstanding:
    Basic............................       2,520(1)      2,520         2,520         4,869        10,226
                                         ========      ========      ========      ========      ========
    Diluted..........................       2,520(1)      2,520         2,520         4,869        10,485
                                         ========      ========      ========      ========      ========
OPERATING AND FINANCIAL DATA:
  Funeral homes at end of period.....          25            34            41            76           120
  Funeral services performed during
  period.............................       2,265         3,529         4,414         7,181        12,131
  Preneed funeral contracts sold
    during period....................         644           762         2,610         3,760         4,020
  Backlog of preneed funeral
    contracts at end of period.......       5,170         6,855         8,676        22,925        34,797
  Depreciation and amortization......    $    947      $  1,476      $  1,948      $  3,629      $  7,809

                                               AS OF                 AS OF
                                         DECEMBER 31, 1996     DECEMBER 31, 1997
                                         ------------------    -----------------
BALANCE SHEET DATA:
  Working capital....................         $  5,089              $  5,823
  Total assets.......................          131,308               277,940
  Long-term debt, net of current
  maturities.........................           42,733               121,553
  Redeemable preferred stock.........           17,251                13,951
  Stockholders' equity...............           57,043                98,565
------------
(1) Prior to January 1, 1994, the Company consisted of three entities whose owners contributed their equity in these entities in exchange for 2,520,000 shares of common stock of the Company effective January 1, 1994. Accordingly, shares of common stock shown outstanding for these periods assume the exchange had taken place at the beginning of the periods presented. In 1993, the entities were subchapter S corporations, and taxes were the direct responsibility of the owners. Thus, the tax provision reflected above for this period is based on assumptions about what tax provisions (benefits) would have been if the Company had been a taxable entity. In the opinion of management, no pro forma tax provision (benefit) was appropriate for this period because the Company followed a policy of not recognizing the benefits associated with net operating losses during such period.

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING SHARES OF THE CLASS A COMMON STOCK OFFERED HEREBY.

COMPETITION FOR ACQUISITIONS

     The Company's operations have expanded principally through the acquisition of established funeral homes and cemeteries. Acquisitions of funeral homes and cemeteries in selected markets will continue to be an integral part of the Company's business strategy. Competition in the acquisition market is intense, and prices paid for funeral homes and cemeteries have increased substantially in recent years. In addition, the four other publicly held North American death care companies, each of which has significantly greater financial and other resources than the Company, are actively engaged in acquiring funeral homes and cemeteries in a number of markets. Accordingly, no assurance can be given that the Company will be successful in expanding its operations through acquisitions or that funeral homes and cemeteries will be available at reasonable prices or on reasonable terms. As of March 31, 1998, the Company has either acquired or has letters of intent to acquire 18 funeral homes and three cemeteries. Letters of intent are non-binding, except for certain provisions relating to confidentiality and restricting the seller from negotiating a sale with others. Accordingly, no assurance can be given that such transactions will be successfully completed. See "Business -- Death Care Industry," "-- Business Strategy" and "-- Competition."

ACQUISITION RISKS

     The Company intends to grow primarily through the acquisition of additional funeral homes and cemeteries. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional funeral homes and cemeteries or successfully integrate acquired funeral homes and cemeteries, if any, into the Company without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of special risks, including possible adverse effects on the Company's operating results, diversion of management's attention, failure to retain key acquired personnel and unanticipated events or liabilities, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

FLUCTUATIONS IN OPERATING RESULTS

     Results for any quarter are not necessarily indicative of the results that the Company may achieve for any subsequent quarter or a full fiscal year. Quarterly results may vary materially as a result of the timing and structure of acquisitions, the timing and magnitude of costs related to such acquisitions and seasonal fluctuations in the death rate. Such fluctuations in operating results may adversely affect the market price of the Class A Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SUBSTANTIAL CAPITAL REQUIREMENTS

     The Company has and will have substantial capital requirements for the acquisition of funeral homes and cemeteries. Historically, the Company has financed these requirements primarily with the proceeds from debt and the issuance of common and preferred stock. While management believes the Company will have sufficient capital available under its credit facility, from cash flow and from issuances of equity to fund acquisitions, if cash flow or the Company's borrowing ability decrease as a result of operating difficulties or other reasons, the Company may have limited ability to expend the capital necessary to undertake or complete future acquisitions. There can be no assurance that sufficient debt or equity financing or cash generated by operations will be available to meet these requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DEPENDENCE UPON KEY PERSONNEL

     The Company depends to a large extent upon the abilities and continued efforts of Melvin C. Payne, Chairman of the Board and Chief Executive Officer, Mark W. Duffey, President, and its other senior management. The loss of the services of the key members of the Company's senior management could have a material adverse effect on the Company's continued ability to compete in the death care industry. The Company has entered into employment agreements with its principal executive officers. The Company's future success will also depend upon its ability to attract and retain skilled funeral home and cemetery management personnel. See "Management."

CONTROL BY EXISTING STOCKHOLDERS

     The Company's Amended and Restated Certificate of Incorporation (the "Charter") provides that holders of Class A Common Stock shall have one vote per share on all matters requiring stockholder approval and that holders of Class B Common Stock shall have ten votes per share on all matters requiring stockholder approval. Accordingly, as of December 31, 1997 and assuming conversion of the Series D Preferred Stock, holders of Class B Common Stock will hold approximately 90% of the voting power of the outstanding shares of Common Stock. These stockholders are in a position to exert substantial influence over the outcome of most corporate actions requiring stockholder approval, including the election of directors, the future issuance of Common Stock or other securities of the Company, the declaration of any dividend payable on the Common Stock and the approval of transactions involving a change in control of the Company. See "Description of Capital Stock."

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's Charter and Amended and Restated Bylaws (the "Bylaws") contain certain provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals that a stockholder might consider favorable, including the voting rights of the Class B Common Stock and provisions authorizing the issuance of "blank check" preferred stock, providing for a Board of Directors with staggered, three-year terms, requiring supermajority or class voting to effect certain amendments to the Charter and Bylaws, limiting the persons who may call special stockholders' meetings, limiting stockholder action by written consent and establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholders' meetings. Certain holders of Class B Common Stock have entered into a voting agreement restricting each person's ability to sell their shares of capital stock of the Company to a competitor and obligating such persons to vote against any proposal to merge, consolidate or sell all or substantially all of the Company's assets to a competitor. See "Description of Capital
Stock -- Delaware Law and Certain Charter Provisions."

TREND TOWARD CREMATION

     There is an increasing trend in the United States toward cremation. According to industry studies, cremations represented approximately 21% of the burials performed in the United States in 1996, as compared with approximately 10% in 1980. Cremations represented approximately 7% of the Company's funeral revenues for the year ended December 31, 1997. The Company believes that its relatively low cremation rate is primarily a result of cultural or religious traditions in the markets the Company serves. The Company's cremation rate will increase if the cremation rate in its current markets increases or if the Company enters new markets where the cremation rate is higher. Compared to traditional funeral services, cremations have historically generated similar gross profit percentages but lower revenues. A substantial increase in the rate of cremations performed by the Company could have a material adverse effect on the Company's results of operations. See "Business -- Death Care Industry."

REGULATION

     The Company's operations are subject to regulation, supervision and licensing under numerous federal, state and local laws, ordinances and regulations, including extensive regulations concerning trust funds, preneed sales of funeral and cemetery products and services and various other aspects of the Company's business. The impact of such regulations varies depending on the location of the Company's funeral homes and cemeteries.

     From time to time, states and other regulatory agencies have considered and may enact additional legislation or regulations that could affect the death care industry. For example, some states and regulatory agencies have considered or are considering regulations that could require more liberal refund and cancellation policies for preneed sales of products and services, prohibit door-to-door or telephone solicitation of potential customers, increase trust requirements and prohibit the common ownership of funeral homes and cemeteries in the same market. If adopted in the states in which the Company operates, these and other possible proposals could have a material adverse effect on the Company's results of operations. See "Business -- Trust Funds" and
"-- Regulation."

DIVIDENDS

     The Company intends to retain its cash for the continued development of its business and currently does not intend to pay cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

                                  THE COMPANY

     Carriage Services, Inc. believes that it is the fifth largest publicly traded provider of death care services and products in the United States. The Company provides a complete range of funeral services and products to meet families' needs, including consultation, removal and preparation of remains, sale of caskets and related funeral merchandise, transportation services and the use of funeral home facilities for visitation. The Company also offers cemetery products and services, including rights to interment in cemetery sites, interment services and related cemetery merchandise. As of December 31, 1997, the Company operated 120 funeral homes and 20 cemeteries in 20 states. Funeral services constituted approximately 93% and 84% of revenues in 1996 and 1997, respectively.

     Since the Company's formation in 1991, management has undertaken a disciplined approach to growth that has allowed the Company the necessary time to integrate acquisitions, develop effective operating, administrative and financial systems and controls, recruit an experienced operating management team and promote a decentralized, entrepreneurial service culture. From 1992 through 1995, the Company acquired 42 funeral homes and four cemeteries for consideration ranging from approximately $9 million to $14 million in each of the four years. The Company believes that the infrastructure it developed during this period positioned the Company to pursue an accelerated growth strategy beginning in late 1995. As a result, the Company acquired 38 funeral homes and seven cemeteries for consideration of $68 million during 1996 and 44 funeral homes and ten cemeteries for consideration of $118 million during 1997. In addition, as of March 31, 1998, the Company has acquired or had letters of intent to acquire 18 funeral homes and three cemeteries for consideration of $53 million.

     The Company was incorporated in Delaware on December 29, 1993. The Company's principal executive office is located at 1300 Post Oak Blvd., Suite 1500, Houston, Texas 77056, and its telephone number is (281) 556-7400.

            PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY

     The Company's Class A Common Stock is quoted on the Nasdaq National Market under the symbol "CRSV." The following table presents the quarterly high and low sale prices as reported by the Nasdaq National Market since the shares became publicly traded on August 9, 1996.

                                           HIGH           LOW
                                         --------       --------
1996:
     Third Quarter (beginning August
     9, 1996)........................    $  22.75       $  14.25
     Fourth Quarter..................    $  23.50       $  18.38
1997:
     First Quarter...................    $  26.00       $  18.25
     Second Quarter..................    $  22.75       $  17.00
     Third Quarter...................    $  22.75       $  16.25
     Fourth Quarter..................    $ 19.625       $  16.50


     On March 31, 1998, the last reported sale price of the Class A Common Stock on the Nasdaq National Market was $24.00 per share. As of March 31, 1998, there were 6,530,827 shares of Class A Common Stock outstanding held by approximately 194 holders of record. The Company believes there are approximately 2,400 beneficial owners of the Class A Common Stock.

     The Company has never paid a cash dividend on the Class A or Class B Common Stock. The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying any cash dividends on its common stock in the foreseeable future. In addition, certain provisions of the Company's bank credit facility provide certain restrictions on the payment of dividends on the Class A or Class B Common Stock. Any future change in the Company's dividend policy will be made at the discretion of the Company's Board of Directors in light of the financial condition, capital requirements, earnings and prospects of the Company and any restrictions under credit agreements, as well as other factors the Board of Directors may deem relevant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Holders of shares of the Company's Series D Preferred Stock are entitled to receive dividends at an annual rate of $.06 per share, or $.07 per share depending on the date such shares were issued. Holders of shares of the Series F Preferred Stock are currently entitled to receive dividends at an initial annual rate of $.04 per share. Such dividends are payable quarterly. During 1997, cash dividends of approximately $268,000 on the Series D Preferred Stock and $622,000 on the Series F Preferred Stock have been paid. See "Description of Capital Stock."

                                USE OF PROCEEDS

     This Prospectus relates to shares of Class A Common Stock which may be offered and issued by the Company from time to time in the acquisition of other businesses or properties or which may be issued upon conversion of shares of Preferred Stock, which may be offered and issued by the Company from time to time in the acquisition of other businesses or properties. Other than the businesses or properties acquired, there will be no proceeds to the Company from these offerings. The Company will receive none of the proceeds from any resales of the Class A Common Stock by the Selling Stockholders.

                        SELECTED HISTORICAL CONSOLIDATED
                          FINANCIAL AND OPERATING DATA

     The following table sets forth selected consolidated financial and operating data as of the dates and for the periods indicated. The consolidated financial data of the Company as of and for the five years ended December 31, 1997 set forth below have been derived from financial statements audited by Arthur Andersen LLP, independent public accountants. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Consolidated Financial Statements and the related notes thereto included elsewhere in this Prospectus.

                                                            YEAR ENDED DECEMBER 31,
                                       ----------------------------------------------------------
                                         1993          1994        1995        1996        1997
                                       --------      --------    --------    --------    --------
                                           (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
INCOME STATEMENT DATA:
Revenues, net:
    Funeral..........................  $ 10,651      $ 17,368    $ 22,661    $ 37,445    $ 64,888
    Cemetery.........................       614         1,036       1,576       2,903      12,533
                                       --------      --------    --------    --------    --------
Total net revenues...................    11,265        18,404      24,237      40,348      77,421
                                       --------      --------    --------    --------    --------
Gross profit:
    Funeral..........................       917         2,856       3,740       6,804      16,484
    Cemetery.........................       143           158         250         362       2,899
                                       --------      --------    --------    --------    --------
            Total gross profit.......     1,060         3,014       3,990       7,166      19,383
General and administrative
expenses.............................       985         1,266       2,106       2,474       5,277
                                       --------      --------    --------    --------    --------
Operating income.....................        75         1,748       1,884       4,692      14,106
Interest expense, net................     1,745         2,671       3,684       4,347       5,889
                                       --------      --------    --------    --------    --------
Income (loss) before income taxes....    (1,670)         (923)     (1,800)        345       8,217
Provision for income taxes...........     --    (1)        40         694         138       3,726
                                       --------      --------    --------    --------    --------
Income (loss) before extraordinary
  item...............................    (1,670)         (963)     (2,494)        207       4,491
Extraordinary item, net..............     --            --          --           (498)       (195)
                                       --------      --------    --------    --------    --------
Income (loss) after extraordinary
item.................................    (1,670)         (963)     (2,494)       (291)      4,296
Preferred stock dividends............     --            --          --            622         890
                                       --------      --------    --------    --------    --------
Net income (loss) attributable to
common stockholders..................  $ (1,670)     $   (963)   $ (2,494)   $   (913)   $  3,406
                                       ========      ========    ========    ========    ========
Income (loss) per common share
Basic:
    Continuing operations............  $   (.66)(1)  $   (.38)   $   (.99)   $   (.09)   $    .35
    Extraordinary item...............     --            --          --           (.10)       (.02)
                                       --------      --------    --------    --------    --------
    Net income (loss) per common
    share............................  $   (.66)     $   (.38)   $   (.99)   $   (.19)   $    .33
                                       ========      ========    ========    ========    ========
Diluted:
    Continuing Operations............  $   (.66)(1)  $   (.38)   $   (.99)   $   (.09)   $    .34
    Extraordinary item...............     --            --          --           (.10)       (.02)
                                       --------      --------    --------    --------    --------
    Net income (loss) per common
      share..........................  $   (.66)     $   (.38)   $   (.99)   $   (.19)   $    .32
                                       ========      ========    ========    ========    ========
Weighted average number of common and
  common equivalent
  shares outstanding:
Basic................................     2,520(1)      2,520       2,520       4,869      10,226
                                       ========      ========    ========    ========    ========
Diluted..............................     2,520(1)      2,520       2,520       4,869      10,485
                                       ========      ========    ========    ========    ========
OPERATING AND FINANCIAL DATA:
    Funeral homes at end of period...        25            34          41          76         120
    Funeral services performed during
    period...........................     2,265         3,529       4,414       7,181      12,131
    Preneed funeral contracts sold
      during period..................       644           762       2,610       3,760       4,020
    Backlog of preneed funeral
    contracts at end of period.......     5,170         6,855       8,676      22,925      34,797
    Depreciation and amortization....  $    947      $  1,476    $  1,948    $  3,629    $  7,809
BALANCE SHEET DATA (AT PERIOD END):
    Working capital..................  $   (142)     $  4,271    $  6,472    $  5,089    $  5,823
    Total assets.....................    28,784        44,165      61,746     131,308     277,940
    Long-term debt, net of current
    maturities.......................    26,270        32,622      42,057      42,733     121,553
    Redeemable preferred stock.......     --            --          --         17,251      13,951
    Stockholders' equity (deficit)...    (2,626)        3,429       9,151      57,043      98,565

------------
(1) Prior to January 1, 1994, the Company consisted of three entities whose owners contributed their equity in these entities in exchange for 2,520,000 shares of common stock of the Company effective January 1, 1994. Accordingly, shares of common stock shown outstanding for these periods assume the exchange had taken place at the beginning of the periods presented. In 1993, the entities were subchapter S corporations, and taxes were the direct responsibility of the owners. Thus, the tax provision reflected above for this period is based on assumptions about what tax provisions (benefits) would have been if the Company had been a taxable entity. In the opinion of management, no pro forma tax provision (benefit) was appropriate for this period because the Company followed a policy of not recognizing the benefits associated with net operating losses during such period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company became a public company during the third quarter of 1996, and achieved initial profitability for the fourth quarter of 1996. The Company's focus is on growth through acquisitions and enhancements at facilities currently owned to increase revenues and gross profit. The Company entered 1997 with the goals (among others) of increasing cash flow from operations; increasing margins in the funeral home and cemetery sectors; substantially increasing the preneed sales and marketing activities; and filling critical personnel needs in the finance, corporate development and cemetery operations areas. The objective of these goals was to build the infrastructure and stability of the Company as it continues to pursue consolidation opportunities in the death care industry. These goals were met with success and the end result was profitability in each quarter of 1997, even though death rates were lower than expected in certain markets.

     Cash flow from operations, which the Company defines as earnings before interest, income taxes, and depreciation and amortization, increased, as a percentage of net revenues, from 22.6% for 1996 to 29.7% for 1997. This improvement was largely due to the increased gross profits at the individual locations, as general and administrative expenses on the same basis were comparable. Gross margins for the funeral homes increased from 18% in 1996 to 25% in 1997 as a result of margin management training for the managers and directors related to merchandising and memorialization and benefits from cost containment and clustering, where realizable. Improvements in cemetery gross profit margins were dramatic in 1997. Fueled by a doubling of the number of cemeteries during the year and the restructuring of the preneed sales function in late 1996, cemetery gross profit increased 700% while cemetery revenues increased 332%. As a percentage of cemetery net revenues, cemetery gross profit was 23% in 1997 compared to 12% in 1996. The Rolling Hills Cemetery, which was part of the CNM acquisition in early 1997, contributed 87% of the revenue increase for the year. Preneed sales and marketing efforts began to have a significant impact in the latter part of 1997, as revenues and gross profits from cemeteries owned at least one year increased 66% and 373%, respectively, in the fourth quarter compared to the same period in 1996.

     Beginning in late 1995, the Company began identifying infrastructure needs in anticipation of accelerating its acquisition activity. At the end of 1995, the Company owned 44 facilities. During 1996 and 1997, the Company acquired 45 and 54 facilities, respectively. In a deliberate and managed process, the Company increased personnel and related infrastructure as a function of the increase in the Company's revenue run rate. As a consequence, general and administrative expenses increased from $2.1 million in 1995 to $2.5 million in 1996 and to $5.3 million in 1997. The additional personnel filled critical roles in expanding the geographic coverage of both corporate development and preneed sales and marketing activities, as well as the financial, data processing and administrative functions needed to support the growing number of locations operating in a decentralized management fashion with timely financial and management information.

     During 1996, the Company acquired 38 funeral homes and seven cemeteries for an aggregate consideration of approximately $68 million. Forty-four funeral homes and ten cemeteries were acquired during 1997 for approximately $118 million. These acquisitions were funded through cash flow from operations, additional borrowings under the Company's credit facilities and issuance of preferred and common stock. In addition, as of March 31, 1998, the Company has either acquired or has letters of intent to acquire 18 funeral homes and three cemeteries for an aggregate consideration of approximately $53 million. The Company believes its increased recognition in the death care industry as an established purchaser of funeral homes and cemeteries has improved its ability to attract potential acquisitions that are larger, strategic and accretive and its ability to finance its acquisitions with debt and equity.

     Certain matters discussed herein may contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, but are not limited to, the following: the Company's ability to sustain its rapid acquisition rate, to manage the growth and to obtain adequate performance from acquired businesses; the economy and financial market conditions, including stock prices, interest rates and credit availability; and death rates and competition in the Company's markets.

RESULTS OF OPERATIONS

     The following table sets forth certain income statement data for the Company expressed as a percentage of net revenues for the periods presented:

                                               YEAR ENDED DECEMBER 31,
                                         ------------------------------------
                                           1995          1996          1997
                                         --------      --------      --------
Total revenues, net..................       100.0%        100.0%        100.0%
Total gross profit...................        16.5          17.8          25.0
General and administrative
  expenses...........................         8.7           6.1           6.8
Operating income.....................         7.8          11.6          18.2
Interest expense, net................        15.2          10.8           7.6
Income (loss) before extraordinary
  item...............................       (10.3)          0.5           5.8

     The following table sets forth the number of funeral homes and cemeteries owned and operated by the Company for the periods presented:

                                                YEAR ENDED DECEMBER 31,
                                         --------------------------------------
                                           1995           1996           1997
                                         --------       --------       --------
Funeral homes at beginning of
  period.............................       34             41             76
Acquisitions.........................        8             38             44
Divestitures.........................        1              3              0
                                            --             --            ---
Funeral homes at end of period.......       41             76            120
                                            ==             ==            ===
Cemeteries at beginning of period....        3              3             10
Acquisitions.........................        0              7             10
Divestitures.........................        0              0              0
                                            --             --            ---
Cemeteries at end of period..........        3             10             20
                                            ==             ==            ===

     The following is a discussion of the Company's results of operations for 1995, 1996 and 1997. For purposes of this discussion, funeral homes and cemeteries owned and operated for the entirety of each year being compared are referred to as "existing operations." Operations acquired or opened during either period being compared are referred to as "acquired operations."

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     FUNERAL HOME SEGMENT. The following table sets forth certain information regarding the net revenues and gross profit of the Company from its funeral home operations for the years ended December 31, 1996 and 1997.

                                        YEAR ENDED
                                       DECEMBER 31,              CHANGE
                                   --------------------    -------------------
                                     1996        1997       AMOUNT    PERCENT
                                   --------    --------    --------   --------
                                             (DOLLARS IN THOUSANDS)
Net revenues:
     Existing operations.......    $ 25,042    $ 24,627    $  (415)     (1.7)%
     Acquired operations.......      12,403      40,261     27,858        *
                                   --------    --------    -------
          Total net revenues...    $ 37,445    $ 64,888    $27,443      73.3 %
                                   ========    ========    =======
Gross profit:
     Existing operations.......    $  4,396    $  5,675    $ 1,279      29.1 %
     Acquired operations.......       2,408      10,809      8,401        *
                                   --------    --------    -------
          Total gross profit...    $  6,804    $ 16,484    $ 9,680     142.3 %
                                   ========    ========    =======
------------
* Not meaningful.

     Due to the rapid growth of the Company, existing operations represented only 38% of the total funeral revenues and only 34% of the total funeral gross profit for the year ended December 31, 1997. Total funeral net revenues for the year ended December 31, 1997 increased $27.4 million or 73.3% over 1996. The higher net revenues reflect an increase of $27.9 million in net revenues from acquired operations and a decrease in net revenues of $415,000 or 1.7% from existing operations. The decrease in net revenues for the existing operations primarily resulted from fewer funeral services being performed, which was partially offset by a 2.6% increase in the average revenue per funeral service. Fewer services were performed in 1997 primarily due to lower than usual seasonal death rates in certain of the Company's markets, especially in East Central region of the country where the Company has a large number of existing operations.

     Total funeral gross profit for the year ended December 31, 1997 increased $9.7 million or 142.3% over 1996. The higher total gross profit reflected an increase of $8.4 million from acquired operations and an increase of $1.3 million or 29.1% from existing operations. Gross profit for existing operations increased due to the efficiencies gained by consolidation, cost savings, improved collections experience and the increasing effectiveness of the Company's merchandising strategy, which were partially offset by lower revenues. Total gross margin increased from 18.2% for 1996 to 25.4% for the 1997 due to these factors.

     CEMETERY SEGMENT. The following table sets forth certain information regarding the net revenues and gross profit of the Company from its cemetery operations for the years ended December 31, 1996 and 1997.

                                       YEAR ENDED
                                      DECEMBER 31                CHANGE
                                  --------------------    --------------------
                                    1996        1997       AMOUNT     PERCENT
                                  --------    --------    --------    --------
                                             (DOLLARS IN THOUSANDS)
Total net revenues............    $  2,903    $ 12,533     $9,630      331.7%
                                  ========    ========     ======
Total gross profit............    $    362    $  2,899     $2,537      700.8%
                                  ========    ========     ======

     Due to the rapid growth of the Company, existing operations represented approximately 15% of cemetery revenues and less than 9% of cemetery gross profits for the year ended December 31, 1997. As a result, the Company does not believe it is meaningful to present the results for existing and acquired operations seperately.

     Total cemetery net revenues for the years ended December 31, 1997 increased $9.6 million or 331.7% over 1996 and total cemetery gross profit increased $2.5 million or 700.8% over 1996. Total gross margin increased from 12.5% for the year ended December 31, 1996 to 23.1% for the year ended December 31, 1997. These increases were due primarily to the Company's acquisition of ten cemeteries during 1997 and increased preneed marketing efforts.

     As a result of the acceleration of the Company's acquisition program beginning in 1996, the profit contribution from acquired properties exceeded that of existing operations even though most were not owned for the entire year. The acquisition and integration of these new properties received the majority of the corporate operations group's management focus during the year. During the fourth quarter of 1996, significant additional management resources were added to this group to provide assistance in increasing revenue and profit margins from existing ongoing operations and to more rapidly achieve targeted margins for acquired businesses.

     General and administrative expenses for the year ended December 31, 1997 increased $2.8 million or 113.3% over 1996 due primarily to the increased personnel expense necessary to support a higher rate of growth and acquisition activity. However, the increase in general and administrative expenses as a percentage of net revenues was less than one percentage point as the expenses were spread over a larger volume of revenue.

     Interest expense for the year ended December 31, 1997 increased $1.5 million over 1996 principally due to increased borrowings for acquisitions. In August 1996, the Company utilized the net proceeds from its IPO and borrowings under a credit facility to repay the majority of its outstanding debts. In September 1997, the Company entered into a new credit facility for an increased line of credit. In connection with repayments of debt in both years, the Company recognized an extraordinary loss of approximately $498,000 and $195,000, net of income tax benefits of approximately $332,000 and $159,000, for the write-off of the deferred loan costs associated with the early retirement of debts, for the years ended December 31, 1996 and 1997, respectively. The new credit facility reflects substantially improved terms and reduced interest rates compared to the previous arrangements.

     During 1997, the Company issued approximately $20 million of redeemable preferred stock to fund a portion of the acquisition program. Dividends on this preferred stock are currently 4% per annum. Preferred dividends of $890,000 were deducted from the $4.5 million of net income before extraordinary item in computing earnings attributable to common stockholders resulting in a net income before extraordinary item of $3.6 million for purposes of computing basic and diluted earnings per common share.

     For 1997, the Company provided for income taxes on income before income taxes and extraordinary item at a combined state and federal tax rate of 45.3%. The provision for income taxes for 1997 includes a one-time charge in the amount of $390,000 to revalue the historical deferred tax liability accounts because the Company's taxable income has grown at which the federal corporate tax rate increases from 34% to 35%. Amortization of names and reputations related to stock acquisitions, which is nondeductible, is the primary cause of the Company's effective rate exceeding 34%. Prior to 1997, the Company experienced net operating losses and the tax benefits associated with these net operating loss carryforwards were reserved. The Company continues to analyze the benefits associated with these losses and adjusts the valuation allowance as appropriate.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     The following table sets forth certain information regarding the net revenues and gross profit of the Company from its operations during the years ended December 31, 1995 and 1996:

                                               YEAR ENDED
                                              DECEMBER 31,                     CHANGE
                                         -----------------------       -----------------------
                                           1995           1996          AMOUNT        PERCENT
                                         --------       --------       --------       --------
                                                        (DOLLARS IN THOUSANDS)
Net revenues:
     Existing operations.............    $ 21,482       $ 20,921       $  (561)         (2.6%)
     Acquired operations.............       2,755         19,427        16,672             *
                                         --------       --------       -------
          Total net revenues.........    $ 24,237       $ 40,348       $16,111          66.5%
                                         ========       ========       =======
Gross profit:
     Existing operations.............    $  3,451       $  3,481       $    30           0.9%
     Acquired operations.............         539          3,685         3,146             *
                                         --------       --------       -------
          Total gross profit.........    $  3,990       $  7,166       $ 3,176          79.6%
                                         ========       ========       =======

------------
* Not meaningful.

     Total net revenues for the year ended December 31, 1996 increased $16.1 million or 66.5% over 1995. The higher net revenues reflect an increase of $16.7 million in net revenues from acquired operations and a decrease in net revenues of $561,000 or 2.6% from existing operations. The decrease in net revenues for the existing operations primarily resulted from fewer funeral services being performed, which was partially offset by a 3.9% increase in the average revenue per funeral service. Fewer services were performed in 1996 due to the divestiture of three funeral homes and a longer than normal seasonal decline in the number of deaths in certain of the Company's markets. This seasonal decline in the number of services ended in mid-November. At December 31, 1996, the Company operated 10 cemeteries. The net revenues and gross profit of cemeteries represented less than eight percent of the Company's total operations.

     Total gross profit for the year ended December 31, 1996 increased $3.2 million or 79.6% over 1995. The higher total gross profit reflected an increase of $3.1 million from acquired operations and an increase of $30,000 or 0.9% from existing operations. Gross profit for existing operations increased due to the efficiencies gained by consolidation and the increasing effectiveness of the Company's merchandising strategy, which was partially offset by lower revenues. Total gross margin increased from 16.5% for 1995 to 17.8% for 1996 due to these factors. As a result of the acceleration of the Company's acquisition program in 1996, the profit contribution from acquired properties exceeded that of existing operations even though most were not owned for the entire year. The acquisition and integration of these new properties received the majority of the corporate operations group's management focus during the year. During the fourth quarter, significant additional management resources were added to this group to provide assistance in increasing revenue and profit margins from existing ongoing operations and to more rapidly achieve targeted margins for acquired businesses.

     General and administrative expenses for the year ended December 31, 1996 increased $368,000 or 17.5% over 1995 due primarily to the increased personnel expense necessary to support a higher rate of growth and acquisition activity. However, general and administrative expenses as a percentage of net revenues decreased from 8.7% for 1995 to 6.1% for 1996, reflecting economies of scale realized by the Company as the expenses were spread over a larger operations revenue base.

     Interest expense for the year ended December 31, 1996 increased $663,000 over 1995 principally due to increased borrowings for acquisitions.

     During 1996, the Company issued approximately $18 million of redeemable preferred stock to fund a portion of its acquisition program. Dividends on the majority of this preferred stock range from 6-7% per annum. Preferred dividends of $622,000 were subtracted from the $207,000 of income before extraordinary item in computing earnings attributable to common stockholders resulting in a net loss of $415,000 for purposes of computing earnings per common share.

     For 1996, the Company provided for income taxes (benefits) at a combined state and federal tax rate of 40%.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents totaled $6.1 million at December 31, 1997, representing an increase of $4.4 million from December 31, 1996. For the year ended December 31, 1997, cash provided by operations was $ 9.7 million as compared to $314,000 for the year ended December 31, 1996. The increase in net cash provided by operating activities was due in part to the net income in 1997 compared to the net loss for 1996. Cash used in investing activities was $75 million for the year ended December 31, 1997 compared to $46 million in 1996, due primarily to the significant increase in acquisitions and construction of funeral facilities. In 1997, cash flow provided by financing activities amounted to approximately $70 million, primarily due to proceeds from long term debt which were used to fund acquisitions. In 1996, cash flow provided by financing activities amounted to $40 million primarily due to the proceeds from the IPO.

     Historically, the Company has financed its acquisitions with proceeds from debt and the issuance of common and preferred stock. The Company issued 977,736 shares of Class A Common Stock and approximately 20,000,000 shares of Series F Preferred Stock and paid $66 million in cash to fund acquisitions in 1997. As of December 31, 1997, the Company has 1,682,500 shares of Series D Preferred Stock and 12,278,285 shares of Series F Preferred Stock issued and outstanding. The Series D Preferred Stock is convertible into Class B Common Stock and the Series F Preferred Stock is convertible into Class A Common Stock. The holders of Series D Preferred Stock are entitled to receive cash dividends at an annual rate of $.06-$.07 per share depending upon when such shares were issued. Commencing on the second anniversary of the completion of the IPO (August 8, 1998), the Company may, at its option, redeem all or any portion of the shares of Series D Preferred Stock then outstanding at a redemption price of $1.00 per share, together with all accrued and unpaid dividends. Such redemption is subject to the right of each holder of Series D Preferred Stock to convert such holder's shares into shares of Class B Common Stock. On December 31, 2001, the Company must redeem all shares of Series D Preferred Stock then outstanding at a redemption price of $1.00 per share, together with all accrued and unpaid dividends.

     In conjunction with the closing of the IPO, the Company entered into a credit facility (the "Former Credit Facility") which provided for a $75 million revolving line of credit with both LIBOR and base rate interest options. In August 1996, the Company paid all of its outstanding indebtedness with the proceeds from the issuance of its Class A Common Stock in connection with the Company's IPO (see Note 7) and utilization of the Former Credit Facility. The Former Credit Facility was unsecured with a term of three years and contained customary restrictive covenants, including a restriction on the payment of dividends on common stock, and required the Company to maintain certain financial ratios. During September, 1997, the Company entered into a new credit facility (the "New Credit Facility") for a $150 million revolving line of credit. The New Credit Facility has a five year term, is unsecured and contains customary restrictive covenants, including a restriction on the payment of dividends on common stock, and requires the Company to maintain certain financial ratios. Interest under the New Credit Facility is provided at both LIBOR and prime rate options.

     The holders of the Series F Preferred Stock are entitled to receive cash dividends at the annual rate currently of $.042 per share, with the annual rate increasing by 5% per year commencing January 1, 1999 until January 1, 2001, at which time the annual rate becomes fixed at $.0486 per share. On December 31, 2007, the Company must redeem all shares of Series F Preferred Stock, as discussed above, then outstanding at a redemption price of $1.00 per share, together with all accrued and unpaid dividends. The Company does not have the option to redeem any Series F Preferred Stock prior to December 31, 2007. The Series F Preferred Stock is convertible at each holder's option into an aggregate of 722,250 shares of Class A Common Stock based on the exercise price in effect at March 31, 1998.

     The Company expects to continue to aggressively pursue additional acquisitions of funeral homes and cemeteries to take advantage of the trend toward consolidation occurring in the industry which will require significant levels of funding from various sources. In addition, the Company currently expects to incur less than $10 million of capital expenditures during 1998, primarily for upgrading funeral home facilities. The Company believes that cash flow from operations, borrowings under the New Credit Facility and its ability to issue additional debt and equity securities should be sufficient to fund acquisitions and its anticipated capital expenditures and other operating requirements for 1998. In March 1997, the Company filed this shelf registration statement relating to 2,000,000 shares of Class A Common Stock to be issued to fund acquisitions. As of March 31, 1998, approximately 1,500,000 shares remained available for issuance under this shelf registration. Because future cash flows and the availability of financing are subject to a number of variables, such as the number and size of acquisitions made by the Company, there can be no assurance that the Company's capital resources will be sufficient to fund its capital needs. Additional debt and equity financings may be required to continue the Company's acquisition program. The availability and terms of these capital sources will depend on prevailing market conditions and interest rates and the then-existing financial condition of the Company.

SEASONALITY

     Although the death care business is relatively stable and fairly predictable, the Company's business can be affected by seasonal fluctuations in the death rate. Generally, death rates are higher during the winter months. In addition, the quarterly results of the Company may fluctuate depending on the magnitude and timing of acquisitions.

INFLATION

     Inflation has not had a significant impact on the results of operations of the Company during the last three years.

YEAR 2000

     The Company's information Systems management group is constantly reviewing the management and accounting software packages for internal accounting and information requirements to meet with the continued growth of the Company. In addition, the Company's staff has comprehensively considered existing systems and equipment that need to be changed as a result of the Year 2000 or so-called "Millennium Bug". The Company's staff has determined that some computer software will require upgrading. Based on current estimates, the costs related to these upgrades are immaterial. The Company is in contact with its vendors and customers and no major problem has been discovered to date.

                                    BUSINESS

THE COMPANY

     Carriage Services, Inc. (the "Company") believes that it is the fifth largest publicly traded provider of death care services and products in the United States. The Company provides a complete range of funeral services and products to meet families' needs, including consultation, removal and preparation of remains, sale of caskets and related funeral merchandise, transportation services and the use of funeral home facilities for visitation. The Company also offers cemetery products and services, including rights to interment in cemetery sites, interment services and related cemetery merchandise. As of December 31, 1997, the Company operated 120 funeral homes and 20 cemeteries in 20 states. Funeral services constituted approximately 93% and 84% of revenues in 1996 and 1997, respectively.

DEATH CARE INDUSTRY

     Death care companies provide products and services to families in three principal areas: (i) ceremony and tribute, generally in the form of a funeral or memorial service, (ii) disposition of remains, either through burial or cremation and (iii) memorialization, generally through monuments, markers or inscriptions. The death care industry in the United States is characterized by the following fundamental attributes:

     HIGHLY FRAGMENTED OWNERSHIP. A significant majority of death care operators consist of small, family-owned businesses that control one or several funeral homes or cemeteries in a single community. Management estimates that there are approximately 22,000 funeral homes and 9,600 commercial (as opposed to religious, family, fraternal, military or municipal) cemeteries in the United States. Less than 21% of the 1996 United States death care industry revenues are represented by the Company and the four largest publicly traded domestic death care companies.

     BARRIERS TO ENTRY. Death care businesses have traditionally been transferred to successive generations within a family and in most cases have developed a local heritage and tradition that act as a formidable barrier for those wishing to enter an existing market. Heritage and tradition afford an established funeral home or cemetery a local franchise and provides the opportunity for repeat business. Other difficulties faced by entities desiring to enter a market include local zoning restrictions, substantial capital requirements, increasing regulatory burdens and scarcity of cemetery land in certain urban areas. In addition, established firms' backlog of preneed, prefunded funerals or presold cemetery and mausoleum spaces also makes it difficult for new entrants to gain entry into the marketplace.

     STABILITY. The death rates in the United States are fairly predictable, thereby affording stability to the death care industry. Since 1980, the number of deaths in the United States has increased at a compounded rate of approximately 1% per year until 1997, when there was no increase from 1996. According to a 1996 report prepared by the U.S. Department of Commerce, Bureau of the Census, the number of deaths in the United States is expected to increase by approximately 1% per year between 1997 and 2010. Because the industry is relatively stable, non-cyclical and fairly predictable, business failures are uncommon. As a result, ownership of funeral home and cemetery businesses generally has not experienced significant turnover, and the aggregate number of funeral homes and cemeteries in the United States has remained relatively constant.

     INCREASED CONSOLIDATION. In the past several years, the industry has experienced a trend toward consolidation of small death care operations with large, primarily publicly owned death care providers that can benefit from economies of scale, improved managerial control and more effective strategic planning and greater financial resources. This trend appears to result principally from increased regulation, a desire on the part of small, family operated funeral businesses to address family succession and estate planning issues, a desire for liquidity, and the increasing competitive threat posed by the large death care providers. The active acquisition market for funeral homes and cemeteries provides a source of potential liquidity that was not as readily available to individual owners in the past. The consolidation trend has accelerated in recent years as several large death care companies have expanded their operations significantly through acquisitions.

     CLUSTERED OR COMBINED OPERATIONS. The death care industry has also witnessed a trend by companies to cluster their funeral home and cemetery operations. Clusters refer to funeral homes and/or cemeteries which are grouped together in a geographical region. Clusters provide a company with the ability to generate cost savings through the sharing of personnel, vehicles and other resources. Firms also are increasingly combining funeral home and cemetery operations at a single site to allow cross-marketing opportunities and for further cost reductions through shared resources. The ability to offer the full range of products and services at one location or to cluster funeral home and cemetery operations and cross-market the full range of death care services has proven to be a competitive advantage which tends to increase the market share and profitability of both the funeral home and cemetery.

     PRENEED MARKETING. In addition to sales at the time of death or on an "at need" basis, an increasing number of death care products and services are being sold prior to the time of death or on a "preneed" basis by death care providers who have developed sophisticated marketing organizations to actively promote such products and services. At the same time, consumers are becoming more aware of the benefits of advanced planning, such as the financial assurance and peace of mind achieved by establishing in advance a fixed price and type of service, and the elimination of the emotional strain of making death care plans at the time of need. Effective marketing of preneed products and services assures a backlog of future business.

     CREMATION. In recent years, there has been steady, gradual growth in the number of families in the United States that have chosen cremation as an alternative to traditional methods of burial. According to industry studies, cremations represented approximately 21% of the United States burial market in 1996, as compared to approximately 10% in 1980. Many parts of the Southern and Midwestern United States and many non-metropolitan communities exhibit significantly lower rates of cremation as a result of religious and cultural traditions. Cremation historically has been marketed as a less costly alternative to interment. However, cremation is increasingly marketed as part of a complete death care package that includes traditional funeral services and memorialization.

BUSINESS STRATEGY

     The Company's objective is to become the most professional, ethical and highest quality funeral and cemetery service organization in the industry while continuing to promote a decentralized, entrepreneurial service culture. Management believes that the Company's reputation and collaborative operating style have allowed it to successfully pursue acquisition opportunities. The Company also has been successful in implementing programs to increase profitability at newly acquired properties.

     OPERATING STRATEGY. Since its formation, the Company has focused on quality service and on becoming a succession planning alternative to the larger death care providers. The Company believes that its decentralized operating style, which provides autonomy and flexibility to local management, is attractive to owners of funeral homes seeking to sell their operations. Management believes that its operating style is also a key component in its ability to attract and retain quality managers. While the Company's management style allows local operators significant responsibility in the daily operating decisions, financial parameters, jointly established during the budgeting process, are monitored by senior management through the Company's management and accounting systems. The Company utilizes computer systems linked to most of the Company's funeral home locations. These systems enable a location to function on its own by maintaining accounts receivables and payables locally, at a cluster processing site, or at the Company's centralized processing center at the option of the local manager. The same information is provided to the Company's senior management which allows the Company, on a timely basis, to access critical operating and financial data from a site in order to analyze the performance of individual locations and institute corrective action if necessary.

     The Company has established a compensation structure that is designed to maintain and create a sense of ownership. Local management is awarded meaningful cash bonuses and stock options for exceptional performance when achieving specified earnings objectives. The Company has also structured a stock option program which awards options to most full-time employees based upon the performance of their local business during the period. As a result, all management and most full-time employees have the opportunity to increase their personal net worth through strong local and corporate performance.

     Management also believes that implementing its operating strategy in newly acquired businesses leads to enhanced profitability of acquired operations. The Company has an extensive merchandising and training program that is designed to educate local funeral home operators about opportunities to improve marketing of products and services, to share sales leads and other cross-marketing opportunities, and to become familiar with, and adopt, the Company's business objectives. The larger size of the Company, as compared to local operators also allows favorable pricing and terms to be achieved from vendors through volume discounts on significant expenditures, such as caskets, vaults, memorials and vehicles. In addition, while operational functions and management autonomy are retained at the local level, centralizing certain financial, accounting, legal, administrative and employee benefit functions allows for more efficient and cost-effective operations. The Company also has recently greatly expanded its preneed sales programs in selected local markets to maintain or increase market presence and assure a backlog of future business.

     ACQUISITION STRATEGY. The Company believes that significant acquisition opportunities currently exist in the death care industry that the Company intends to aggressively pursue. In evaluating specific acquisition candidates, the Company considers such factors as the property's location, reputation, heritage, physical size, volume of business, profitability, name recognition, aesthetics, potential for development or expansion, competitive market position, pricing structure and quality of operating management. The Company will continue to aggressively pursue the acquisition of premier funeral homes that have a strong local market presence and that conduct 100 to 600 funeral services per year, as well as funeral homes in close proximity to the Company's existing businesses. In addition, although the Company, in early years, focused on acquiring funeral home operations, the Company aggressively pursues cemetery acquisitions in markets where the Company operates, or plans to operate, funeral homes to take advantage of cross-marketing opportunities. The Company is also pursuing larger acquisition transactions which provide significant strategic benefits to the Company, such as new market penetration. For example, in January 1997, the Company merged with CNM, a premier California-based company which operates ten funeral homes and one cemetery, and in November 1997, merged with the John E. Day Funeral Home in New Jersey and the Forest Lawn/Evergreen Management Co. of Florida, which together operate seven funeral homes and three cemeteries. These three transaction accounted for over 60% of the acquisition spending in 1997. The Company also seeks to issue, and has been successful in issuing, equity securities to the previous owners of acquired businesses. From inception through March 31, 1998, the Company has issued 37,775,608 shares of redeemable preferred stock and 1,023,120 shares of Class A Common Stock in conjunction with acquisition transactions. As of March 31, 1998, a total of 23,760,823 shares of redeemable preferred stock have converted into shares of Class A and Class B Common Stock. Management believes that its success in issuing equity securities in conjunction with acquisitions reflects in large part previous owners' desires to remain affiliated with and to be invested in the Company.

     In purchasing the premier location in a particular market, management believes that the Company is able to attract the most talented personnel, minimize downside risk of loss of volume to competitors and provide opportunities for increased profitability when such operations are coupled with the Company's management techniques. In addition, the Company generally retains the former owners and other key personnel of acquired funeral homes and provides them with significant operating responsibility to assure the continuation of high quality services and the maintenance of the acquired firm's reputation and heritage. In nearly all cases, acquired funeral homes continue operations under the same trade names as those of the prior owners. In addition, the Company views experienced management of certain acquired operations as potential corporate management candidates. Management believes that this potential for advancement with the Company, combined with the Company's decentralized operating structure and incentive-based compensation system, makes it a particularly attractive acquirer to some independent owners. The Company targets additional funeral homes in present markets so that personnel and vehicles can be shared and profit margins enhanced.

     The Company follows a disciplined approach to acquisitions utilizing specific operating and financial criteria. The Company develops pro forma financial statements for acquisition targets reflecting estimates of revenue and costs under the Company's ownership and then utilizes such information to determine a purchase price which it believes is reasonable. The Company anticipates that the consideration for future acquisitions will consist of a combination of cash, deferred purchase price and preferred and common equity. The Company also will typically enter into management, consulting and non-competition agreements with former owners and key executive personnel of acquired businesses.

     Although the Company has not historically focused on acquiring cemetery operations, as a result of the increased access to capital and the Company's enhanced profile in the industry, the Company is encountering significant cemetery acquisition opportunities. The Company will continue to pursue cemetery acquisitions in markets where they operate funeral homes to take advantage of cross-marketing opportunities and in markets where a funeral home acquisition strategy is viable.

     While the Company focuses its efforts on identifying individual acquisition candidates with the potential for a negotiated, non-competitive acquisition process, the Company also competes for more broadly marketed acquisition opportunities. In many cases, the Company has been successful in acquiring operations where it has not been the highest bidder because of the Company's reputation, operating strategy and corporate culture. Management believes that the issuance of equity securities to fund certain funeral home acquisitions has been, and will continue to be, attractive to select acquisition candidates.

     The Company has successfully executed this acquisition strategy since its inception, as demonstrated in the table set forth below.

                                                    FUNERAL
               YEAR(3)             CONSIDERATION    HOMES(1)     CEMETERIES(2)
-------------------------------    -------------    ---------    -------------
                                             (DOLLARS IN THOUSANDS)
1992...........................      $ 11,832           14             2
1993...........................        13,843           11             1
1994...........................         9,153            9             1
1995...........................        12,191            8             0
1996...........................        68,181           38             7
1997...........................       118,260           44            10
                                     --------          ---            --
                                     $233,460          124            21
                                     ========          ===            ==
------------
(1) The Company subsequently divested four of these funeral homes.

(2) The Company subsequently divested one of these cemeteries.

(3) From January 1, 1998 through March 31, 1998, the Company has acquired four funeral homes and one cemetery for aggregate consideration of $8 million.

OPERATIONS

     The Company's funeral home operations, cemetery operations and preneed programs are managed by service-minded professionals with extensive death care industry experience. In response to the rapid growth experienced beginning in 1996, the Company increased operations staffing, including a new transition team, to provide local managers with the additional support and direction needed during the integration of newly acquired properties.

     Although certain financial management and policy matters are centralized, local funeral home and cemetery managers have substantial autonomy in determining the manner in which their services and products are marketed and delivered and their funeral homes are managed. The Company believes that this strategy permits each local firm to maintain its unique style of operation and to capitalize on its reputation and heritage while the Company maintains centralized supervisory controls and provides specialized services at the corporate level.

     FUNERAL HOME OPERATIONS. As of December 31, 1997, the Company operated 120 funeral homes in 20 states. Funeral home revenues accounted for approximately 93% and 84% of the Company's net revenues for each of the years ended December 31, 1996 and 1997. The Company's funeral home operations are managed by a team of experienced death care industry professionals.

     The Company's funeral homes offer a complete range of services to meet family's funeral needs, including consultation, the removal and preparation of remains, the sale of caskets and related funeral merchandise, the use of funeral home facilities for visitation and worship, and transportation services. Most of the Company's funeral homes have a non-denominational chapel on the premises, which permits family visitation and religious services to take place at one location, which reduces transportation costs to the Company and inconvenience to the family.

     CEMETERY OPERATIONS. As of December 31, 1997, the Company operated 20 cemeteries in 10 states. Cemetery revenues accounted for approximately 7% and 16% of the Company's net revenues for each of the years ended December 31, 1996 and 1997.

     As a result of a growing number of potential cemetery acquisition candidates, the Company has made additional investments in the cemetery operations infrastructure. Beginning in the fourth quarter of 1996, experienced preneed marketing professionals were added at the national and regional levels. This investment in additional preneed marketing management allowed the Company to increase preneed sales at existing cemetery properties and positioned the Company to more effectively integrate future cemetery acquisitions. As of December 31, 1997, the Company employed a staff of approximately 144 advance planning representatives for the sale of interment rights and merchandise.

     The Company's cemetery products and services include interment services, the rights to interment in cemetery sites (including grave sites, mausoleum crypts and niches) and related cemetery merchandise such as memorials and vaults. Cemetery operations generate revenues through sales of interment rights, memorials and installation, fees for interment and cremation services, finance charges from installment sales contracts and investment income from preneed cemetery merchandise and perpetual care trusts.

     PRENEED PROGRAMS. In addition to sales of funeral merchandise and services and cemetery interment rights, merchandise and services at the time of need, the Company also markets funeral and cemetery services and products on a preneed basis. Preneed funeral or cemetery contracts enable families to establish in advance the type of service to be performed, the products to be used and the cost of such products and services in accordance with prices prevailing at the time the contract is signed rather than when the products and services are delivered. Preneed contracts permit families to eliminate the emotional strain of making death care plans at the time of need and enable the Company to establish a portion of its future market share. Proceeds from the sale of preneed funeral contracts are not recognized as revenues until the time the funeral service is performed. The Company sold 3,760 and 4,020 preneed funeral contracts in the years ended December 31, 1996 and 1997, respectively. At December 31, 1997, the Company had a backlog of 34,797 preneed funeral contracts to be delivered in the future.

     Preneed funeral contracts are usually paid on an installment basis. The performance of preneed funeral contracts is usually secured by placing the funds collected in trust for the benefit of the customer or by the purchase of a life insurance policy, the proceeds of which will pay for such services at the time of need. Insurance policies, intended to fund preneed funeral contracts cover the original contract price and generally include built-in escalation clauses designed to offset future inflationary cost increases.

     In addition to preneed funeral contracts, the Company also offers "preplanned" funeral arrangements whereby a client determines in advance substantially all of the details of a funeral service without any financial commitment or other obligation on the part of the client, until the actual time of need. Preplanned funeral arrangements permit families to avoid the emotional strain of making death care plans at the time of need and enable a funeral home to establish relationships with clients that frequently lead to at-need sales.

     Preneed cemetery sales are usually financed by the Company through installment sale contracts, generally with terms of five years. Preneed sales of cemetery interment rights and other related services and merchandise are recorded as revenues when the contract is signed, with concurrent recognition of related costs. The Company always receives an initial payment at the time the contract is signed. Allowances for customer cancellations and refunds are accrued at the date of sale based upon historical experience. Preneed cemetery sales represented approximately 67% and 65% of the Company's net cemetery revenues for the years ended December 31, 1996 and 1997, respectively.

PROPERTIES

     At December 31, 1997, the Company operated 120 funeral homes and 20 cemeteries in 20 states. The Company owns the real estate and buildings of 89 of its funeral homes and all of its cemeteries and leases facilities in connection with 31 of its funeral homes. The 20 cemeteries operated by the Company cover a total of approximately 725 acres. The Company's inventory of unsold developed lots totaled approximately 44,000 and 80,000 at December 31, 1996 and 1997, respectively. In addition, approximately 359 acres, or approximately 50% of the total acreage, is available for future development. The Company does not anticipate any shortage of available space in any of its current cemeteries for the foreseeable future.

     The following table sets forth certain information as of December 31, 1997 regarding the Company's funeral homes and cemeteries by state:

                                             NUMBER OF
                                           FUNERAL HOMES
                                      ------------------------
                STATE                 OWNED          LEASED(1)       CEMETERIES
----------------------------------    --------       ---------       ----------
Alabama...........................        2              0                0
California........................       11              2                1
Connecticut.......................        5              2                0
Florida...........................        4              3                4
Georgia...........................        3              3                0
Idaho.............................        5(3)           0                3
Illinois..........................        0              5                1
Indiana...........................        1              2                1
Kansas............................        8              0                0
Kentucky..........................        7              4                1
Michigan..........................        4              2                0
Montana...........................        1              0                0
New Jersey........................        3              2                0
North Carolina....................        1              1                1
Ohio..............................       13              3                0
Rhode Island......................        1              0                0
South Carolina....................        5              0                4
Tennessee.........................        3              1                1
Texas.............................       10(2)           1                3
Washington........................        2              0                0
                                         --             --               --
     Total........................       89             31               20
                                         ==             ==               ==
------------
(1) The leases with respect to these funeral homes have remaining terms ranging from two to fifteen years, and the Company generally has a right of first refusal on any proposed sale of the property where these funeral homes are located.

(2) One of these funeral homes is located on property contiguous to and operated in combination with a Company cemetery.

(3) Two of these funeral homes are located on property contiguous to and operated in combination with Company cemeteries.

     The Company's corporate headquarters occupy approximately 19,700 square feet of leased office space in Houston, Texas.

     At December 31, 1997, the Company operated 465 vehicles, of which 388 were owned and 77 were leased.

     The specialized nature of the Company's business requires that its facilities be well-maintained. Management believes that this standard is met.

COMPETITION

     The acquisition environment in the death care industry is highly competitive. The four major publicly held death care companies, Service Corporation International, The Loewen Group Inc., Stewart Enterprises, Inc. and Equity Corporation International, are substantially larger than the Company and have significantly greater financial and other resources than the Company. In addition, a number of smaller companies are actively acquiring funeral homes and cemeteries. Prices for funeral homes and cemeteries have increased substantially in recent years, and, in some cases, competitors have paid acquisition prices substantially more than the prices offered by the Company. Accordingly, no assurance can be given that the Company will be successful in expanding its operations through acquisitions or that funeral homes and cemeteries will be available at reasonable prices or on reasonable terms.

     The Company's funeral home and cemetery operations generally face competition in the markets that they serve. Market share for funeral homes and cemeteries is largely a function of reputation and heritage, although competitive pricing, professional service and attractive, well-maintained and conveniently located facilities are also important. The sale of preneed funeral services and cemetery property has increasingly been used by many companies as an important marketing tool to build market share. Due to the importance of reputation and heritage, market share increases are usually gained over a long period of time.

TRUST FUNDS

     GENERAL. The Company has established a variety of trusts in connection with its funeral home and cemetery operations as required under applicable state law. Such trusts include (i) preneed funeral trusts; (ii) preneed cemetery merchandise and service trusts; and (iii) perpetual care trusts. These trusts are typically administered by independent financial institutions selected by the Company. The Company also uses independent professional managers to advise the Company on investment matters.

     PRENEED FUNERAL TRUSTS. Preneed funeral sales are facilitated by deposits to a trust or purchase of a third-party insurance product. All preneed funeral sales are deferred until the service is performed. The trust income earned and any increase in insurance benefits are also deferred until the service is performed in order to offset possible inflation in cost when providing the service in the future. Although direct marketing costs and commissions incurred for the sale of preneed funeral contracts are a current use of cash, such costs are also deferred and amortized over the expected timing of the performance of the services related to the preneed funeral contracts. Since the Company does not have access to the trust fund principal or earnings, the related assets and liabilities are not reflected on the Company's balance sheet. In most states, the Company is not permitted to withdraw principal or investment income from such trusts until the funeral service is performed. Some states, however, allow for the retention of a percentage (generally 10%) of the receipts to offset any administrative and selling expenses, which the Company defers until the service is provided. The aggregate balance of the Company's preneed funeral contracts held in trust was approximately $36.5 million and $52.9 million as of December 31, 1996 and 1997, respectively.

     PRENEED CEMETERY MERCHANDISE AND SERVICE TRUSTS. The Company is generally required under applicable state laws to deposit a specified amount (which varies from state to state, generally 110% of selling price) into a merchandise and service trust fund for cemetery merchandise and services sold on a preneed basis. The related trust fund income earned is recognized in current revenues as trust earnings. These earnings are offset by any current period inflation costs accrued related to the merchandise and services that have not yet been provided. Liabilities for undelivered cemetery merchandise and services, including accruals for inflation increases, are reflected in the balance sheet net of the merchandise and service trust balance. The Company is permitted to withdraw the trust principal and the accrued income when the merchandise is purchased or service is provided by the Company or when the contract is cancelled. The merchandise and service trust fund balances, in the aggregate, were approximately $1.1 million and $9.6 million December 31, 1996 and 1997, respectively.

     PERPETUAL CARE TRUSTS. In certain states, regulations require a portion, generally 10%, of the sale amount of cemetery property and memorials to be placed in trust. These perpetual care trusts provide the funds necessary to maintain cemetery property and memorials in perpetuity. The related trust fund income earned is recognized in current revenues as trust earnings. While the Company is entitled to withdraw the income from its perpetual care trust to provide for the maintenance of the cemetery and memorials, they are not entitled to withdraw any of the principal balance of the trust fund, and therefore, none of the principal balances are reflected in the Company's balance sheet. The Company's perpetual care trust balances were approximately $2.0 million and $8.4 million as of December 31, 1996 and 1997, repectively.

     For additional information with respect to the Company's trusts, see Note 1 of the Consolidated Financial Statements located elsewhere in this Prospectus.

REGULATION

     The Company's funeral home operations are subject to substantial regulation by the Federal Trade Commission (the "FTC"). Certain regulations contain minimum standards for funeral industry practices, require extensive price and other affirmative disclosures to the customer at the time of sale and impose mandatory itemization requirements for the sale of funeral products and services.

     The Company is subject to the requirements of the federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. The OSHA hazard communication standard, the United States Environmental Protection Agency community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and similar state statutes require the Company to organize information about hazardous materials used or produced in its operations. Certain of this information must be provided to employees, state and local governmental authorities and local citizens. The Company is also subject to the federal Americans with Disabilities Act and similar laws which, among other things, may require that the Company modify its facilities to comply with minimum accessibility requirements for disabled persons.

     The Company's operations, including its preneed sales and trust funds, are also subject to extensive regulation, supervision and licensing under numerous other federal, state and local laws and regulations. See "-- Trust Funds."

     The Company believes that it is in substantial compliance with all such laws and regulations. Federal and state legislatures and regulatory agencies frequently propose new laws, rules and regulations some of which, if enacted, could have a material adverse effect on the Company's results of operations. The Company cannot predict the outcome of any proposed legislation or regulations or the effect that any such legislation or regulations might have on the Company.

LEGAL PROCEEDINGS

     Certain of the funeral homes located in California that were acquired by the Company in early 1997, along with other death care providers, are defendants in litigation in the state of California alleging that a flight service contracted to dispose of cremains failed to properly carry out its duties. While the litigation is in the early stages, management, with advice of legal counsel, believes that there are adequate insurance coverages, indemnities and reserves such that the results of the litigation will not have a material effect on the Company's consolidated financial position or result of operations. Additionally, the Company and its subsidiaries are parties to a number of legal proceedings that arise from time to time in the ordinary course of business. While the outcome of these proceedings cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the Company.

     The Company carries insurance with coverages and coverage limits that it believes to be customary in the funeral home and cemetery industries. Although there can be no assurance that such insurance will be sufficient to protect the Company against all contingencies, management believes that its insurance protection is reasonable in view of the nature and scope of the Company's operations.

EMPLOYEES

     As of December 31, 1997, the Company and its subsidiaries employed 616 full-time employees, 523 part-time employees and 186 advance planning representatives. All of the Company's funeral directors and embalmers possess licenses required by applicable regulatory agencies. Management believes that its relationship with its employees is good. No employees of the Company or its subsidiaries are members of a collective bargaining unit.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Company currently has a Board of Directors composed of nine members. In accordance with the Company's Charter, the members of the Board of Directors are divided into three classes, designated Class I, Class II and Class III, respectively, and are elected for a term of office expiring at the third succeeding annual stockholders' meeting following their election to office and until their successors are duly elected and qualified. The Charter also provides that such classes shall be as nearly equal in number as possible. The term of office of the Class II directors expires at the annual meeting of stockholders in 1998. The term of the Class I directors expires at the annual meeting of stockholders in 2000 and the term of the Class III directors expires at the annual meeting of stockholders in 1999. The officers of the Company are elected by and serve until their successors are elected by the Board of Directors.

     The following table sets forth the names, ages and titles of the current directors and executive officers of the Company and, in the case of the directors, the expiration of their respective terms.

                                                                                            EXPIRATION OF
                  NAME                     AGE                   POSITION                  TERM AS DIRECTOR
----------------------------------------   ---    ---------------------------------------  ----------------
Melvin C. Payne(1)......................   55     Chairman of the Board, Chief Executive          2000
                                                  Officer and Director
C. Byron Snyder(1)(2)...................   49     Director and Chairman of Executive              2000
                                                  Committee
Robert D. Larrabee......................   63     Director                                        2000
Mark W. Duffey(1).......................   41     President and Director                          1998
Barry K. Fingerhut(1)(2)................   52     Director                                        1998
Greg M. Brudnicki.......................   42     Director                                        1998
Stuart W. Stedman(3)....................   40     Director                                        1999
Ronald A. Erickson(3)...................   61     Director                                        1999
Mark F. Wilson..........................   51     Director                                        1999
Thomas C. Livengood.....................   42     Executive Vice President, Chief                  --
                                                  Financial Officer and Secretary
Russell W. Allen........................   51     Executive Vice President of Operations           --
Gary O'Sullivan.........................   45     Senior Vice President -- Marketing               --
Reid A. Millard.........................   38     Vice President, Corporate Development            --

------------
(1) Member of Executive Committee.

(2) Member of Compensation Committee.

(3) Member of Audit Committee.

     Set forth below is a brief description of the business experience of the directors and executive officers of the Company.

     MELVIN C. PAYNE, one of the three management founders of the Company, has been Chairman of the Board and Chief Executive Officer of the Company since December 1996. Prior to then, he had been the President, Chief Executive Officer and a director of the Company since its inception in 1991. From 1991 to 1993, Mr. Payne also served as a director and officer of Sovereign Holdings, Inc., RTO Enterprises, Inc. and various subsidiaries of RTO Enterprises, Inc. Mr. Payne serves on the Board of Trustees of WNL Series Trust, a mutual fund affiliated with Western National Life Insurance Company, and the Board of Directors of Sovereign Business Forms, Inc., a private company in the business forms manufacturing industry.

     C. BYRON SNYDER has been a director of the Company since 1991, was Chairman of the Board of Directors of the Company from 1991 until December 1996, and is currently Chairman of the Executive Committee. Mr. Snyder is the President of Sterling City Capital, LLC, a Houston-based investment company specializing in consolidating privately owned businesses simultaneously with an initial public offering. Mr. Snyder is the Chairman of the Board of Directors of Integrated Electrical Services, Inc., a publicly traded national provider of electrical contracting and maintenance services in the commercial, industrial, and residential markets. Mr. Snyder was the owner and President of Relco Refrigeration Co., a distributor of refrigeration equipment, which he acquired in 1992. In February 1998, Relco Refrigeration was merged into Hospitality Companies, Inc., which provides food equipment and heating/air conditioning products to the hospitality industry. In connection with the merger, Mr. Snyder became a member of the Board of Directors of Hospitality Companies. Prior to 1992, Mr. Snyder was the owner and Chief Executive Officer of Southwestern Graphics International, Inc., a diversified holding company which owned Brandt & Lawson Printing Co., a Houston-based general printing business, and Acco Waste Paper Company, an independent recycling business. Brandt & Lawson Printing Co. was sold to Hart Graphics in 1989, and Acco Waste Paper Company was sold to Browning-Ferris Industries in 1991.

     ROBERT D. LARRABEE has been a director of the Company since it went public in August 1996. Mr. Larrabee is the former owner of a group of four funeral homes and two cemeteries in the states of Washington and Idaho that the Company acquired in April 1996. In connection with that transaction, the Company agreed to undertake to appoint Mr. Larrabee to the Board if the Company went public, and Mr. Larrabee also became an employee of a subsidiary of the Company. Mr. Larrabee also is the co-founder and co-owner of Evergreen Estates, a retirement community in Clarkston, Washington. He is the founding president, past president and past director of Valley Bank in Clarkston, Washington (now part of U.S. Bank of Idaho); co-founder, past Chairman of the Board and past President of Purple Cross Insurance Company (now part of American Memorial Life); and founder of Lewis-Clark Savings and Loan Association (now part of Sterling Financial Corporation). He also serves on the board of Sterling Financial Corporation and, until 1995, served on the Board of Directors of Laurentian Capital Corporation.

     MARK W. DUFFEY, one of the three management founders of the Company, has been President of the Company since December 1996. Prior to then, he had been Executive Vice President and Chief Financial Officer since the inception of the Company in 1991 and became a director in 1995. From 1991 to 1993, Mr. Duffey served as a director and officer of Sovereign Holdings, Inc., RTO Enterprises, Inc. and various subsidiaries of RTO Enterprises, Inc. He serves on the Board of Directors of Sovereign Business Forms, Inc., a private company in the business forms manufacturing industry.

     BARRY K. FINGERHUT has been a director of the Company since 1995. Since 1981, Mr. Fingerhut has been associated with, and now serves as President of, GeoCapital LLC, a registered investment adviser located in New York City which focuses its investment advice and management on securities of small capitalization companies. As of December 31, 1997, GeoCapital managed accounts having a market value of approximately $2.1 billion. Mr. Fingerhut also has co-founded several investment partnerships that invest primarily in undervalued publicly traded companies and high growth companies engaged in the communications, media or entertainment industries. Mr. Fingerhut presently is a director of Millbrook Press, Inc., a publisher of children's non-fiction books, and UOL Publishing, Inc., an online publisher of academic and corporate texts. He previously served as a director of La Quinta Inns, Inc., a nationwide lodging chain, and Lakeshore National Bank, Inc., which was acquired by First Chicago Corp. in 1994.

     GREG M. BRUDNICKI became a director of the Company in November 1997 when Forest Lawn/Evergreen Management Corp. ("Forest Lawn") merged with a subsidiary of the Company. Forest Lawn and its affiliate owned and operated three funeral homes and three cemeteries in Panama City and Fort Walton Beach, Florida and Dothan, Alabama. Mr. Brudnicki served as the President and Chief Executive Officer of Forest Lawn from its inception in 1984 until the merger, when he became the Co-Manager of the Forest Lawn cemeteries and funeral homes operated by the Company. In connection with the merger, the Company agreed to increase the Board of Directors by one member and appoint Mr. Brudnicki to fill the resulting vacancy. Mr. Brudnicki serves as a Trustee for Bay Medical Center, a non-profit hospital in Panama City, Florida. He also serves on the Board of Directors of Peoples 1st Community Bank which has locations in 15 Florida cities.

     STUART W. STEDMAN has been a director of the Company since it went public in August 1996. For the past ten years, Mr. Stedman has been President of Wesley West Interests, Inc., a management company responsible for various family holdings, including marketable securities, oil, gas and coal properties, ranch lands and urban real estate. Mr. Stedman also serves as a Manager of Strand Energy, L.L.C., a private exploration and production company.

     RONALD A. ERICKSON has been a director of the Company since the Company went public in August 1996. Mr. Erickson is Chief Executive Officer of Holiday Companies, Minneapolis, Minnesota, a family business consisting primarily of convenience stores, supermarkets, sporting goods stores and wholesale food distribution.

     MARK F. WILSON became a director of the Company on January 7, 1997 when CNM merged with the Company. Mr. Wilson served as the President of CNM from 1988 until its merger with the Company in January 1997, when he became the President of Carriage Funeral Services of California, Inc., a subsidiary of the Company. CNM owned and operated nine Wilson & Kratzer Funeral Homes and the Rolling Hills Memorial Park Cemetery in Alameda and Contra Costa Counties, California. In connection with the CNM merger, the Company agreed to increase the Board of Directors to eight members and appoint Mr. Wilson as a director. Mr. Wilson also serves on the Board of Directors of Mechanics Bank, Richmond, California, and Hills Newspapers, a publisher of weekly newspapers in Northern California.

     THOMAS C. LIVENGOOD joined the Company in December 1996 as Executive Vice President, Chief Financial Officer and Corporate Secretary. Mr. Livengood, a certified public accountant, has responsibility for the financial and administrative functions of the Company. Prior to joining the Company, he served as Vice President and Chief Financial Officer of Tenneco Energy, previously the largest division of Tenneco Inc., a Fortune 100 company, prior to the divestiture of its diversified businesses. Prior to joining Tenneco Energy in 1988, Mr. Livengood served in various financial management capacities with USX Corp., Texas Oil & Gas Corp. and KPMG Peat Marwick, an international CPA firm.

     RUSSELL W. ALLEN joined the Company in June 1993 as Executive Vice President of Operations. Mr. Allen has over 33 years of operational experience in the funeral home industry. Prior to joining the Company, he was affiliated with Earthman Funeral Directors and Greenwood-Mount Olivet Funeral Homes and Cemeteries in Fort Worth, Texas for one and 21 years, respectively, serving most recently as Executive Vice President of Operations with each company. Mr. Allen recently completed a term of six years as Vice Chairman of the Texas Funeral Service Commission and as Chairman of the Education and Legislation Committees. He is also a member of the Texas Cemetery Association and has served on the Legislative Committees with that organization.

     GARY O' SULLIVAN joined the Company in October 1996 as Senior Vice President -- Marketing. From March 1996 to September 1996, Mr. O' Sullivan was the Regional Vice President of Sales (Florida) for Service Corporation International. Prior to then, Mr. O' Sullivan was the Vice President of Sales and Marketing for Woodlawn Memorial Park and Funeral Home from May 1993 to March 1996. He was the Director of Sales and Marketing for Earthman Funeral Home and Cemeteries from August 1989 to May 1993.

     REID A. MILLARD, one of the three management founders of the Company, has served as the Vice President, Corporate Development of the Company since June 1996. From November 1993 until June 1996, Mr. Millard was active in various positions with the Company in operations and corporate development. From the Company's inception in 1991 until November 1993, Mr. Millard served as Executive Vice President of the Company. Mr. Millard has 21 years of management experience in the funeral service industry, including spending nine years at Service Corporation International ("SCI"), where he obtained a wide range of experience in operations, marketing, merchandising, real estate, preneed sales, general management and independent funeral home ownership relations. He left SCI in 1990 to pursue various entrepreneurial activities, including the ownership and operation of a funeral home in Jefferson City, Missouri.

EXECUTIVE COMPENSATION

     The following table sets forth information for the years ended December 31, 1997, 1996 and 1995 for the Company's Chief Executive Officer and the four other most highly compensated executive officers of the Company during 1997 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG TERM
                                                                                 COMPENSATION
                                                                                    AWARDS
                                                                                 ------------
                                         ANNUAL COMPENSATION                      SECURITIES    ALL OTHER
                                        ---------------------   OTHER ANNUAL      UNDERLYING    COMPENSA-
NAME AND PRINCIPAL POSITION    YEAR       SALARY      BONUS    COMPENSATION(1)     OPTIONS       TION(2)
---------------------------  ---------  ----------  ---------  ---------------   ------------   ---------
Melvin C. Payne............       1997  $  225,000     --          --                20,000(3)   $ 1,201
  Chairman of the Board and       1996     194,292     --          --               250,000        1,168
  Chief Executive Officer         1995     171,576     --          --                  --          1,174
Mark W. Duffey.............       1997  $  185,000     --          --                16,000(3)   $ 1,957
  President                       1996     162,231     --          --               150,000        1,901
                                  1995     145,632     --          --                  --          1,889
Russell W. Allen...........       1997  $  145,000     --          --                12,000(3)   $   --
  Executive Vice President        1996     121,634     --          --                50,000          --
  of Operations                   1995      93,356  $  20,000      --                  --            193
Thomas C. Livengood........       1997  $  175,000     --          --                50,000(3)   $ 2,188
  Executive Vice President,       1996       (4)
  CFO and Secretary
Gary O'Sullivan............       1997  $  190,496     --          --                60,000(3)   $   --
  Senior Vice-President -
     Marketing                    1996     (5)

------------
(1) Excludes perquisites and other personal benefits unless the aggregate amount of such compensation exceeded the lesser of $50,000 or 10% of the total annual salary and bonus reported for the Named Executive Officer.

(2) Each of the amounts in this column reflect contributions by the Company to its 401(k) Plan for the executive's benefit.

(3) All of the options issued to Messrs. Payne, Duffey, Allen and Livengood, and 30,000 of the options issued to Mr. O'Sullivan, were granted in February 1998 but are subject to stockholder approval at the 1998 annual meeting of stockholders.

(4) Mr. Livengood joined the Company in December 1996 and his compensation during such year did not exceed $100,000.

(5) Mr. O'Sullivan joined the Company in October 1996 and his compensation during such year did not exceed $100,000.

STOCK OPTION GRANTS IN 1997

     The Company has four stock option plans for its officers, directors, employees and consultants, the 1995 Stock Incentive Plan (the "1995 Plan"), the 1996 Stock Option Plan (the "1996 Plan"), the 1996 Directors' Stock Option Plan (the "Directors' Plan") and the 1998 Stock Option Plan for Consultants
(the "Consultants Plan"). 700,000 shares of Class A and B Common Stock are reserved for issuance under the 1995 Plan, but the Board has proposed to increase the shares available under the 1995 Plan to 950,000 shares. Options issued under the 1995 Plan prior to the Company's initial public offering in August 1996 are satisfied with shares of Class B Common Stock, but options issued after that date are satisfied with shares of Class A Common Stock. 600,000 shares of Class A Common Stock are reserved for issuance under the 1996 Plan, but the Board has proposed to increase the shares available under the 1996 Plan to 800,000 shares. 200,000 shares of Class A Common Stock are reserved for issuance under the Directors' Plan and 100,000 shares of Class A Common Stock are reserved for issuance under the Consultants Plan. Options issued under the 1995 Plan and the 1996 Plan may be either "Incentive Stock Options" as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified stock options. Options issued under the Directors' Plan and the Consultants Plan are non-qualified stock options.

     The following table sets forth information on the grants of options to acquire shares of Class A Common Stock made during the year ended December 31, 1997 to the Named Executive Officers in the Summary Compensation Table.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                         POTENTIAL REALIZABLE
                                                INDIVIDUAL GRANTS                               VALUE
                              ------------------------------------------------------   AT ASSUMED ANNUAL RATES
                               NUMBER OF     % OF TOTAL                                     OF STOCK PRICE
                              SECURITIES       OPTIONS      EXERCISE                         APPRECIATION
                              UNDERLYING     GRANTED TO      OR BASE                      FOR OPTION TERM(2)
                                OPTIONS       EMPLOYEES       PRICE      EXPIRATION    ------------------------
           NAME               GRANTED(1)       IN 1997       ($/SH)         DATE           5%          10%
---------------------------   -----------    -----------    ---------    -----------   ----------  ------------
Melvin C. Payne............        --             --            --            --             --         --
Mark W. Duffey.............        --             --            --            --             --         --
Russell W. Allen...........        --             --            --            --             --         --
Thomas C. Livengood........        --             --            --            --             --         --
Gary O'Sullivan............      30,000(1)        8.9%        $18.00         2006      $  858,300  $  1,334,300

------------
(1) Options granted are for a term of nine and one half-year and vest 8.33% per year October 8 of 1997, 1998, 1999 and 2000 and 16.66% per year on October 8 of 2001, 2002, 2003 and 2004; PROVIDED, HOWEVER, the options scheduled to vest in 2001-2004 (i.e., 66 2/3% of the total grant) vest immediately if the average of the daily high and low prices of the Class A Common Stock exceeds $27.99 for 20 consecutive trading days prior to the fourth anniversary of the grant date.

(2) These amounts represent certain assumed rates of appreciation based on the actual option term and annual compounding from the date of grant. Assumed rates of appreciation are in accordance with guidelines established by the Securities and Exchange Commission. Actual gains, if any, on stock options exercises and Class A Common Stock holdings are dependent on the future performance of the Class A Common Stock and overall stock market conditions. There can be no assurance that the stock appreciation amounts reflected in this table will be achieved; conversely, actual gains may be proved to be substantially in excess of those presented.

1997 OPTION EXERCISES AND YEAR-END OPTION HOLDINGS

     The following table sets forth, with respect to the Named Executive Officers in the Summary Compensation Table, information concerning the exercise of stock options during the year ended December 31, 1997, and the year-end value of unexercised options. This table sets forth options for Class A Common Stock.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                         NUMBER OF UNEXERCISED         VALUES OF UNEXERCISED
                                                            OPTIONS HELD AT           IN-THE-MONEY OPTIONS AT
                               SHARES                      DECEMBER 31, 1997           DECEMBER 31, 1997(1)
                             ACQUIRED ON    VALUE     ---------------------------   ---------------------------
           NAME               EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
---------------------------  -----------   --------   -----------   -------------   -----------   -------------
Melvin C. Payne............     --           --          20,833        229,167       $ 114,581     $ 1,260,419
Mark W. Duffey.............     --           --          12,500        137,500          68,750         756,250
Russell W. Allen...........     --           --           4,166         45,834          22,913         252,087
Thomas C. Livengood........     --           --           4,166         45,834             521           5,729
Gary O'Sullivan............     --           --           2,500         27,500           2,500          27,500

------------
(1) An option is "in-the-money" if the market value of the Class A Common
    Stock exceeds the exercise price of the option. The values of the options set forth in these columns are based upon the difference between the closing price of $19.00 on the Nasdaq National Market System on December 31, 1997 and any lesser exercise price.

COMPENSATION OF DIRECTORS

     In lieu of cash compensation, each director of the Company who is not an executive officer of the Company (a "qualified director") is entitled to receive options under the 1996 Directors' Stock Option Plan (the "Directors' Plan") provided that such director may not participate in any other stock incentive plan of the Company. In addition, qualified directors are reimbursed for expenses incurred in attending meetings of the Board of Directors and Committees thereof.

     Under the Directors' Plan, each individual who was a qualified director as of the date of the Company's initial public offering in August 1996 received a non-qualified stock option (an "Initial Option") to purchase 15,000 shares (or 25,000 if the qualified director also served on the Executive Committee as of such date) of Class A Common Stock at an exercise price per share equal to the initial public offering price of $13.50 per share. C. Byron Snyder and Barry K. Fingerhut were each serving on the Executive Committee on such date and received options for 25,000 shares of Class A Common Stock. Each of the Initial Options granted were for a term of ten years and vest 8.33% per year on the first through fourth anniversary dates of the grant date and 16.66% per year on the fifth through eighth anniversary dates of the grant date; provided, however, the options scheduled to vest in years 5-8 from the grant date (i.e. 66 2/3% of the total grant) vest immediately if the average of the daily high and low prices of the Class A Common Stock for 20 consecutive trading days exceeds $27.99 prior to the fourth anniversary of the grant date.

     When a new qualified director is appointed or elected to the Board, such qualified director will receive an option grant to purchase 15,000 shares of Class A Common Stock (or 25,000 shares if such director also becomes a member of the Executive Committee).

     Further, each qualified director is automatically granted a nonqualified stock option (an "Annual Option") to purchase 6,000 shares of Class A Common Stock on the date of each annual meeting of stockholders. Each Annual Option has a term of ten years and an exercise price equal to the fair market value of the Class A Common Stock on the date of grant. The aggregate number of shares of Class A Common Stock reserved for issuance under the Directors' Plan is 200,000 shares.

     In January 1997, Mark F. Wilson became a director of the Company and the President of a subsidiary of the Company in connection with the acquisition of certain funeral homes and cemeteries in California. On such date, the Board granted Mr. Wilson an option to purchase 15,000 shares of Class A Common Stock under the Director's Plan.

     In November 1997, Greg M. Brudnicki became a director of the Company and an employee of a subsidiary of the Company in connection with the acquisition of certain funeral homes and cemeteries in Florida and Alabama. At that time, the Board granted Mr. Brudnicki an option to purchase 15,000 shares of Class A Common Stock under the Director's Plan.

EMPLOYMENT AGREEMENTS

     Effective July 1, 1996, the Company entered into separate employment agreements with each of Melvin C. Payne, Mark W. Duffey and Russell W. Allen. The employment agreements with Mr. Payne and Mr. Duffey have an initial term of five years with an evergreen two-year extension continuing after the first three years of the employment agreements unless either the Company or the employee gives 90 days notice of termination. The employment agreement with Mr. Allen is for an initial term of five years. Pursuant to these agreements, Messrs. Payne, Duffey and Allen are entitled to receive a salary of not less than $225,000, $185,000 and $145,000, respectively, and a bonus to be determined on an annual basis by the Board of Directors. Effective February 1, 1998, Mr. Allen's base salary was increased to $165,000. If the executive is terminated without cause during the term of the agreement, the executive will receive a monthly severance payment until the end of the term had the executive not been terminated plus a proportionate amount of the bonus earned for the year of termination. Such monthly severance payment would be equal to the average monthly amount (including salary and bonus) earned by the executive during the three calendar years prior to his termination. During the period that the executive receives the monthly severance payments, the executive also would be entitled to participate in any employee benefit plans or programs in which the executive was participating at the time of his termination. In addition, each agreement contains a covenant prohibiting the executive from competing with the Company during the period he is receiving compensation under their agreements, provided, however, that following termination of employment, the executive may elect to forego certain severance payments which he would be entitled to under the employment agreement and thereafter would not be prohibited from competing with the Company. In addition, the agreements contain customary benefits and perquisites.

                              CERTAIN TRANSACTIONS

     In connection with the acquisition in January 1997 by the Company of certain funeral homes and cemeteries in California, which were controlled by Mark F. Wilson and others, (i) Mr. Wilson and a subsidiary of the Company entered into a five-year employment agreement providing for, among other things, the payment of a base salary to Mr. Wilson of $150,000 per year, (ii) Mr. Wilson and such subsidiary entered into a five-year non-competition agreement providing for, among other things, the payment to Mr. Wilson of $170,000 per year, and
(iii) the Company agreed to appoint Mr. Wilson to the Board of Directors of the Company. In addition, Mr. Wilson and the other former shareholders of CNM who acquired Carriage stock entered into a co-sale agreement with Messrs. Snyder, Fingerhut, Payne, Duffey and certain affiliated stockholders, under which such persons agreed not to sell a certain level of their stock holdings in a single or related group of transactions unless the former CNM shareholders were given the opportunity to participate in the sales transaction, and in which the selling group could require the other parties to participate in a sales transaction. This transaction was entered into immediately prior to Mr. Wilson becoming a director of the Company, and the compensation detailed above does not relate to any services provided by Mr. Wilson as a director of the Company.

     Mr. Wilson also is a party to an arrangement with the Company whereby Mr. Wilson may receive annual cash payments if acquisition candidates which he develops and which are subsequently acquired by the Company attain cash flow in excess of certain cash flow targets over a ten-year period. Pursuant to this arrangement, Mr. Wilson may elect to sell back to the Company his share of excess cash flow during the last three-year period at a predetermined cash flow multiple. To date, no payments have been made by the Company under this arrangement.

     In connection with the acquisition in November 1997 by the Company of certain funeral homes and cemeteries in Florida, which were controlled by Greg
M. Brudnicki and another person, (i) Mr. Brudnicki and a subsidiary of the Company entered into a five year employment contract providing for, among other things, the payment of a base salary to Mr. Brudnicki of $75,000 per year, (ii) Mr. Brudnicki became a participant in an incentive compensation plan for certain key employees of the Company's operations in Panama City, Florida, and (iii) the Company agreed to appoint Mr. Brudnicki to the Board of Directors of the Company. This transaction was entered into immediately prior to Mr. Brudnicki becoming a director of the Company and the compensation detailed above does not relate to any services provided by Mr. Brudnicki as a director of the Company.

     Mr. Brudnicki also is a party to a plan whereby Mr. Brudnicki may receive cash consideration if acquisition candidates developed by him or other participants in the plan are subsequently acquired by the Company and attain cash flow in excess of certain cash flow targets. This plan covers Northern Florida, Southern Georgia and Alabama. At the election of the participant, the compensation is payable in cash or in shares of Class A Common Stock. To date, no payments have been made by the Company to Mr. Brudnicki under the plan.

     In July 1996, the Company loaned Russell W. Allen, an executive officer of the Company, $316,714 to allow Mr. Allen to exercise his options to purchase shares of Class B Common Stock of the Company and to pay the federal income tax liability incurred pursuant to such exercise. The loan matures on June 30, 1999, bears interest at 7% per year payable annually on or before March 31 of each year and is secured by approximately 30% of the Class B Common Stock purchased by Mr. Allen. In order to pay the interest due March 31, 1997 and March 31, 1998 on this note, Mr. Allen executed new promissory notes totaling $39,457.75 with the same terms as the other note. On July 30, 1997, the Company agreed to release 7,875 shares of Class B Common Stock from this pledge and on April 3, 1998, an additional 5,000 shares were released from the pledge.

     In connection with the acquisition by a subsidiary of the Company of three corporations controlled by Robert D. Larrabee and his wife, which owned and operated four funeral homes and two cemeteries in Washington and Idaho, (i) the Company's subsidiary executed a note payable to Mr. Larrabee and his wife in the original principal amount of $246,000, secured by the land and buildings for one of the funeral home locations, as seller financing for that location, (ii) Mr. Larrabee and such subsidiary entered into a five-year employment agreement providing for, among other things, the payment of a base salary to Mr. Larrabee of $25,000 per year, (iii) the Larrabees granted to such subsidiary an option to purchase a five-arce parcel of land adjacent to one of the cemeteries included in the acquisition for a purchase price of $300,000, and
(iv) the Company agreed to undertake to appoint Mr. Larrabee to the Company's Board of Directors if the Company went public. This transaction was entered into prior to Mr. Larrabee becoming a director of the Company, and the compensation outlined above does not relate to any services provided by Mr. Larrabee as a director of the Company.

     Mr. Larrabee also is a party to an arrangement with the Company whereby Mr. Larrabee may receive annual cash bonuses if acquisition candidates which he develops and which are subsequently acquired by the Company attain cash flow in excess of certain cash flow targets over a ten-year period. Pursuant to the arrangement, Mr. Larrabee may elect to sell back to the Company his share of excess cash flow during the last three-year period at a predetermined cash flow multiple. To date, no payments have been made by the Company under this arrangement.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information as of March 12, 1998 with respect to the beneficial ownership of Class A and B Common Stock (including the number of shares of Class A and B Common Stock into which the Series D and F Preferred Stock may be converted) by each person known by the Company to be the beneficial owner of more than 5% of the Class A and B Common Stock, by each director and executive officer of the Company and by all directors and executive officers of the Company as a group. Each person named has sole voting and investment power with respect to the shares indicated except as otherwise stated in the notes to the table.

                                            AMOUNT AND NATURE OF
                                            BENEFICIAL OWNERSHIP              PERCENT OF
                                       -------------------------------       CLASS A AND B    PERCENT OF
                                         CLASS A           CLASS B           COMMON STOCK       VOTING
          BENEFICIAL OWNER             COMMON STOCK    COMMON STOCK(1)           OWNED        CONTROL(2)
-------------------------------------  ------------    ---------------       -------------    ----------
Mark W. Duffy........................      92,375(3)        238,625(11)            3.0            4.6
Barry K. Fingerhut...................     183,133(3)(4)     520,924(4)(11)         6.3           10.1
Greg M. Brudnicki....................     210,494                 0                1.9              *
Stuart W. Stedman....................     137,388(3)(5)     145,223(5)(11)         2.5            3.0
Ronald A. Erickson...................      13,650(3)         61,621(6)               *            1.2
Mark F. Wilson.......................     489,388(3)(7)           0                4.3              *
Melvin C. Payne......................      50,835(3)        629,769(8)(11)         6.1           11.8
C. Byron Snyder......................      82,083(3)      1,296,311(9)(11)        12.3           24.4
Robert D. Larrabee...................       1,250(3)         66,298(10)              *              *
Thomas C. Livengood..................      11,980(3)          2,000                  *              *
Russell W. Allen.....................      10,916(3)         55,125                  *            1.0
Gary O'Sullivan......................       2,500(3)              0                  *              *
All Directors and Executive Officers
  as a group (13 Persons)............   1,288,492         3,226,398               40.5           62.7

------------
 *  Indicates less than 1%.

(1) Each share of Class B Common Stock has ten votes per share and is convertible at any time into one share of Class A Common Stock. If not converted earlier, any outstanding shares of Class B Common Stock will be automatically converted into shares of Class A Common Stock on December 31, 2001.

(2) This column sets forth the percentage of voting power held by the person based on the type of securities held. Each share of Class A Common Stock is entitled to one vote, each share of Class B Common Stock is entitled to ten votes, each share of Series D Preferred Stock is entitled to .0022 votes, and each share of Series F Preferred Stock is entitled to .0588 votes.

(3) The ownership of shares of Class A Common Stock shown in the table includes shares which may be acquired within 60 days upon exercise of outstanding stock options granted under one of the Company's stock option plans by each of the persons and group, as follows: Mr Duffy -- 12,500 shares; Mr. Fingerhut -- 2,083 shares; Mr. Stedman 1,250 shares; Mr. Erickson -- 1,250 shares;

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

    Mr. Wilson -- 1,250 shares; Mr. Payne -- 20,833 shares; Mr. Snyder -- 2,083 shares; Mr. Larrabee -- 1,250 shares; Mr. Livengood -- 4,166 shares; Mr. Allen -- 4,166 shares; Mr. O'Sullivan -- 2,500 shares; and directors and executive officers as a group -- 55,831 shares.

(4) Mr. Fingerhut's holdings include 422,222 shares of Class B Common Stock held by Applewood Associates, L.P., a limited partnership of which Mr. Fingerhut is a general partner; 6,111 shares of Class B Common Stock held by Longboat Key Associates, a general partnership of which Mr. Fingerhut is a general partner; and 8,333 shares of Class B Common Stock held by Mr. Fingerhut jointly with Michael J. Marocco.

(5) Mr. Stedman's holdings include (i) 2,689 shares of Class A Common Stock and 31,309 shares of Class B Common Stock which are held by the Betty Ann Stedman Trust, of which Mr. Stedman is a Trustee, (ii) 1,083 shares of Class A Common Stock and 8,349 shares of Class B Common Stock which are held by the Wesley West Descendant's Trust, of which Mr. Stedman is a Trustee, (iii) 292 shares of Class A Common Stock and 3,130 shares of Class B Common Stock which are held by the Courtney Lynn Meagher Trust, of which Mr. Stedman is a Trustee, (iv) 239 shares of Class A Common Stock and 3,130 shares of Class B Common Stock which are held by the Evan Everett Meagher 1989 Trust, of which Mr. Stedman is a Trustee, (v) 19,902 shares of Class A Common Stock and 35,000 shares of Class B Common Stock which are held by the Wesley West Land Holding Company, of which Mr. Stedman is the President and an indirect beneficial owner through a trust of which he is a beneficiary, (vi) 46,056 shares of Class A Common Stock which are held by the Wesley West Long Term Partnership, a partnership of which Mr. Stedman serves as the Manager of the General Partner, (vii) 32,850 shares of Class A Common Stock which are held by the Wesley West Flexible Partnership, a partnership of which Mr. Stedman serves as the Managing Partner, (viii) 24,350 shares of Class A Common Stock which are held by Wesley West Investment Company L.L.C., of which Mr. Stedman is the sole Manager, and (ix) 7,120 shares of Class A Common Stock and 5,218 shares of Class B Common Stock which are owned jointly by Mr. Stedman and his spouse.

(6) Mr. Erickson's holdings include (i) 4,000 shares of Class A Common Stock and 44,015 shares of Class B Common Stock which are held by the Alfred and Rose Erickson trust f/b/o Ronald A. Erickson, (ii) 1,400 shares of Class A Common Stock and 17,606 shares of Class B Common Stock which are held by the Alfred and Rose Erickson Trust f/b/o Donovan A. Erickson, of which Mr. Erickson is the Trustee, and (iii) 7,000 shares of Class A Common Stock held by Mr. Erickson's minor son, David S. Erickson.

(7) Mr. Wilson's holdings include 2,790,772 shares of Series F Preferred Stock which are presently convertible into 164,163 shares of Class A Common Stock and have the same number of votes. Of these shares of Series F Preferred Stock which may be deemed held by Mr. Wilson, 707,700 are held by the Wilson Trust B U/A/D 9/9/77 by Francis Wilson and 707,700 are held by the Wilson Trust C U/A/D 9/9/77 by Francis Wilson, both of which Mr. Wilson is a beneficiary of and a Co-Trustee.

(8) Mr. Payne's holdings inlcude 119,161 shares of Class B Common Stock owned by 1996 Payne Family Partnership, Ltd., 2,919 shares of Class B Common Stock owned by the Melvin C. Payne 1996 Trust, 2,919 shares of Class B Common Stock owned by the Karen P. Payne 1996 Trust, and 5,555 shares of Class B Common Stock owned by the Melvin C. Payne, Jr. Pension Plan and Trust.

(9) Mr. Snyder's holdings include 367,550 shares of Class B Common Stock owned by 1996 Snyder Family Partnership, Ltd., 9,005 shares of Class B Common Stock owned by the C. Byron Snyder 1996 Trust, and 9,005 shares of Class B Common Stock owned by the Martha Ann Snyder 1996 Trust.

(10) Mr. Larrabee and his spouse hold an aggregate of 1,500,000 shares of Series D Preferred Stock, of which 252,410 shares are held by Larrabee Land Company, Inc., which is owned by Mr. Larrabee and his spouse. Such shares of Series D Preferred Stock are presently (as of March 31, 1998) convertible into 66,298 shares of Class B Common Stock, which are in turn convertible at any time into 66,298 shares of Class A Common Stock. Also, such shares of Series D Preferred Stock presently have 3,690 votes.

(11) C. Byron Snyder and certain of his affiliates, Melvin C. Payne and certain of his affiliates, Mark W. Duffey, Barry K. Fingerhut and certain of his affiliates and business associates, Stuart W. Stedman and certain of his affiliates, and Reid A. Millard have executed a Voting Agreement dated effective as of August 8, 1996 relating to any shares of capital stock of the Company held by any of them. These parties beneficially hold an aggregate of 354,716 shares of Class A Common Stock and 3,198,386 shares of Class B Common Stock. Under the Voting Agreement, each party has agreed (i) not to sell or otherwise transfer any shares of capital stock of the Company held or acquired by such party to any

     "competitor" of the Company without the prior written consent of the holders of at least 80% of the voting power of the shares of cpaital stock subject to the Voting Agreement, (ii) unless the holders of at least 80% of the voting power of the outstanding shares of capital stock of the Company are in favor of such action, not to vote the shares of capital stock of the Company held by such party in favor of (x) a merger, consolidation or similar corporate action involving a "competitor," other than in connection with an acquisition by the Company of funeral homes or cemeteries in which the Company is the acquiring or controlling party, (y) the sale of all or substantially all of the assets of the Company to a "competitor," or (z) any amendment to Articles V, VI, or VII of the Company's Certificate of Incorporation (which relate to the Classified Board of Directors, the relative rights and powers of the Board of Directors and the stockholders and the ability of the stockholders of the Company to act by written consent). A "competitor" is defined in the Voting Agreement as any person or entity engaged in the funeral service, cemetery, crematory or related lines of business.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of common stock and 70,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"). The Common Stock is divided into two classes: Class A Common Stock and Class B Common Stock. The Class A Common Stock and the Class B Common Stock are collectively referred to as "Common Stock."

COMMON STOCK

     The holders of Class A Common Stock are entitled to one vote for each share held on all matters submitted to a vote of Common stockholders. The holders of Class B Common Stock are entitled to ten votes for each share held on all matters submitted to a vote of Common stockholders. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of the voting power of shares of Common Stock outstanding can elect all the directors, and the holders of the remaining shares will not be able to elect any directors. Each share of Common Stock is entitled to participate equally in dividends, if, as and when declared by the Company's Board of Directors, and in the distribution of assets in the event of liquidation, subject in all cases to any prior rights of outstanding shares of Preferred Stock. The Company has never paid cash dividends on its Common Stock. The shares of Common Stock have no preemptive rights, redemption rights or sinking fund provisions.

     Certain holders of Class B Common Stock have entered into a voting agreement (the "Voting Agreement"). The parties to the Voting Agreement include Messrs. Payne, Duffey, Fingerhut, Millard, Snyder and Stedman and certain other stockholders. Pursuant to the Voting Agreement, each stockholder who is a party has agreed not to sell his shares of Common Stock to a Competitor of the Company and not to vote in favor of any merger, consolidation or other similar business combination with a Competitor of the Company. The term "Competitor" is defined to mean any person or entity who is engaged in the funeral service, cemetery, crematory or related lines of business that, at the time of any proposed Disposition, as defined in the Voting Agreement, (or at any time within the 12-month period preceding the date of the proposed Disposition), has any operations within a 50-mile radius of any locations of the Company or an entity that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the Company, and includes any other person or entity who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with any such person or entity.

     Each share of Class B Common Stock is convertible at any time, at the option of the registered holder thereof, into one share of Class A Common Stock. In addition, each share of Class B Common Stock automatically converts into one share of Class A Common Stock upon a sale or transfer to anyone other than a permitted transferee. In any event, any outstanding shares of Class B Common Stock will be automatically converted into shares of Class A Common Stock on December 31, 2001.

PREFERRED STOCK

     The Company is authorized to issue 70,000,000 shares of Preferred Stock. The Company's Board of Directors may establish, without stockholder approval, one or more classes or series of Preferred Stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations that the Board of Directors may designate. The Company believes that this power to issue Preferred Stock provides flexibility in connection with possible corporate transactions. The issuance of Preferred Stock, however, could adversely affect the voting power of holders of Common Stock and restrict their rights to receive payments upon liquidation of the Company. It could also have the effect of delaying, deferring or preventing a change in control of the Company.

SERIES D PREFERRED STOCK

     The following description is a summary of the Certificate of Amendment to the Certificate of Designation for the Series D Preferred Stock, and it is qualified in its entirety by reference to that document.

     DIVIDENDS. The Series D Preferred Stock ranks, with respect to dividend rights and distribution of assets on liquidation, senior and prior to Common Stock and junior to, or on parity with, as the case may be, any other stock of the Company designated as senior to, or on parity with, as the case may be, Series D Preferred Stock. Holders of Series D Preferred Stock are entitled to receive cumulative annual cash dividends ranging from $.06 to $.07 per share payable quarterly, depending upon when such shares were issued. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series D Preferred Stock then outstanding will be entitled to receive an amount of cash per share equal to $1.00, together with all accrued and unpaid dividends, after any distribution is made on any senior securities and before any distribution is made on any junior securities, including Common Stock. As long as any shares of Series D Preferred Stock are outstanding, the Company may not pay a dividend (other than stock dividends in Common Stock) or other distribution on or repurchase Common Stock, directly or indirectly, unless all past due cumulative dividends on the Series D Preferred Stock have been paid. The terms of Series D Preferred Stock may be amended with the consent of the holders of a majority of the outstanding shares of Series D Preferred Stock.

     REDEMPTION. The Series D Preferred Stock is mandatorily redeemable by the Company on December 31, 2001 (subject to conversion rights at any time on or prior to November 30, 2001) at a redemption price of $1.00 per share plus all accrued and unpaid dividends to the date of redemption. The Series D Preferred Stock is redeemable, in whole or in part, at the option of the Company at any time during the period commencing on the second anniversary of the consummation of the Offering and ending on December 31, 2001 (subject to conversion rights up to 15 days prior to the redemption date) at a redemption price of $1.00 per share plus accrued and unpaid dividends to the date of redemption. Partial redemptions must be pro rata.

     CONVERSION. The Series D Preferred Stock is convertible at any time into Class B Common Stock at a conversion price equals to the average market price for the ten days preceding the date of delivery of notice of conversion on the principal securities market on which the Class A Common Stock is traded. On March 31, 1998, at the current conversion price of $22.63, a total of 74,348 shares of Class B Common Stock would be issuable upon the conversion of the 1,682,500 shares of Series D Preferred Stock outstanding.

     VOTING RIGHTS. The Series D Preferred Stock has general voting rights on all issues submitted to stockholders. The number of votes to which each share of Series D Preferred Stock is entitled is a fraction of a vote determined by (i) dividing $1.00 by the then effective conversion price per share and (ii) dividing the resulting fraction by 20. The Series D Preferred Stock is entitled, as a separate class, to vote upon (or consent to) any amendment to the Charter, Bylaws or Certificate of Designation which would adversely affect the rights or powers of the Series D Preferred Stock. The requisite vote for approval is a majority of the shares of Series D Preferred Stock outstanding.

     REGISTRATION RIGHTS. Until December 31, 2005 or, as to any holder of Series D Preferred Stock, upon (a) the consent of the holder or (b) the date such holder owns less than the equivalent of 10,000 shares of fully diluted Class A Common Stock or Class B Common Stock, the holders of Series D Preferred Stock have piggyback registration rights on any offering by the Company of Common Stock to the public for cash except (i) shares issuable upon the exercise of employee or director stock options or (ii) shares issued in mergers wherein the Company is the surviving corporation. The Company is required to give holders of Series D Preferred Stock at least 30 days prior written notice of the filing of a registration statement, including the estimated price range of the offering.

SERIES F PREFERRED STOCK

     The following description is a summary of the Certificate of Designation, as amended, for the Series F Preferred Stock, and it is qualified in its entirety by reference to that document.

     DIVIDENDS. The Series F Preferred Stock ranks, with respect to dividend rights and distribution of assets on liquidation, senior and prior to Common Stock and the Series D Preferred Stock (together, the "Junior Stock") and junior to, or on parity with, as the case may be, any other stock of the Company designated as senior to, or on parity with, as the case may be, Series F Preferred Stock. Holders of Series F

Preferred Stock are currently entitled to receive cumulative annual cash dividends of $.042 per share payable quarterly. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series F Preferred Stock then outstanding will be entitled to receive an amount of cash per share equal to $1.00, together with all accrued and unpaid dividends, after any distribution is made on any senior securities and before any distribution is made on any junior securities, including Common Stock and Series D Preferred Stock. As long as any shares of Series F Preferred Stock are outstanding, the Company may not pay a dividend (other than stock dividends in Junior Stock) or other distributions on or repurchase Junior Stock, directly or indirectly, unless all past due cumulative dividends on the Series F Preferred Stock have been paid. The terms of Series F Preferred Stock may be amended with the consent of the holders of a majority of the outstanding shares of Series F Preferred Stock.

     REDEMPTION. The Series F Preferred Stock is mandatorily redeemable by the Company on December 31, 2007 (subject to conversion rights at any time on or prior to November 30, 2007) at a redemption price of $1.00 per share plus all accrued and unpaid dividends to the date of redemption. The Company may not redeem the Series F Preferred Stock prior to December 31, 2007.

     CONVERSION. The Series F Preferred Stock is convertible at any time into Class A Common Stock at a current conversion base price of $17.00 per share, subject to adjustment for certain antidilutive events. The conversion base price increases to $18.00 per share on January 1, 1999 and increases by $1.00 per share each January 1 thereafter until January 1, 2002 at which time the conversion base price will be equal to the market price of the Class A Common Stock.

     VOTING RIGHTS. The Series F Preferred Stock has general voting rights on all issues submitted to stockholders. The number of votes to which each share of Series F Preferred Stock is entitled is a fraction of a vote determined by dividing $1.00 by the conversion price per share in effect on the record date for determining stockholders entitled to vote on such matter. The Series F Preferred Stock is entitled, as a separate class, to vote upon (or consent to)
(i) any amendment to the Charter, Bylaws or Certificate of Designation which would adversely affect the rights or powers of the Series F Preferred Stock and
(ii) any issuance by the Company of any Preferred Stock or other class or series of the Company's capital stock that is senior or preferential to the Series F Preferred Stock in any distribution of the Company's assets in connection with the liquidation, dissolution or winding up of the affairs of the Company.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company for three years following the date that person becomes an interested stockholder unless (a) before that person became an interested stockholder, the Company's Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (b) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

     Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

     The Company's Board of Directors is divided into three classes. The directors of each class are elected for three-year terms, with the terms of the three classes staggered so that directors from a single class are elected at each annual meeting of stockholders. Stockholders may remove a director only for cause upon the vote of holders of at least 80% of voting power of the outstanding shares of Common Stock. In general, the Board of Directors, not the stockholders, has the right to appoint persons to fill vacancies on the Board of Directors.

     The Charter provides that special meetings of holders of Common Stock may be called only by the Company's Board of Directors and that only business proposed by the Board of Directors may be considered at special meetings of holders of Common Stock.

     The Charter provides that the only business (including election of directors) that may be considered at an annual meeting of holders of Common Stock, in addition to business proposed (or persons nominated to be directors) by the directors of the Company, is business proposed (or persons nominated to be directors) by holders of Common Stock who comply with the notice and disclosure requirements set forth in the Certificate of Incorporation. In general, the Charter requires that a stockholder give the Company notice of proposed business or nominations no later than 60 days before the annual meeting of holders of Common Stock (meaning the date on which the meeting is first scheduled and not postponements or adjournments thereof) or (if later) ten days after the first public notice of the annual meeting is sent to holders of Common Stock. In general, the notice must also contain information about the stockholder proposing the business or nomination, the stockholder's interest in the business, and (with respect to nominations for director) information about the nominee of the nature ordinarily required to be disclosed in public proxy solicitation statements. The stockholder also must submit a notarized letter from each of the stockholder's nominees stating the nominee's acceptance of the nomination and indicating the nominee's intention to serve as director if elected.

     The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the corporation's certificate of incorporation or bylaws requires a greater percentage. The Charter provides that approval by the holders of at least
66- 2/3% of the voting power of the outstanding voting stock of the Company is required to amend the provisions of the Charter previously discussed and certain other provisions.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        RESALES AND PLAN OF DISTRIBUTION

     This Prospectus may be used by the Company to offer and issue its Class A Common Stock from time to time in connection with the acquisition of other businesses or properties or upon conversion of shares of Preferred Stock, which may be offered and issued by the Company from time to time in connection with such acquisitions. The Company anticipates that such acquisitions will consist principally of funeral homes and cemeteries, but an acquired business may be dissimilar to the historical business of the Company.

     This Prospectus may also be used by the persons who receive from the Company Class A Common Stock covered by the Registration Statement of which this Prospectus is a part in acquisitions or upon conversion of shares of Preferred Stock issued in acquisitions and who are entitled to offer such Class A Common Stock under circumstances requiring the use of a Prospectus (such persons being referred to herein as "Selling Stockholders"); provided, however, that no Selling Stockholder will be authorized to use this Prospectus for any offer of such Class A Common Stock without first obtaining the written consent of the Company. The Company may consent to the use of this Prospectus by Selling Stockholders for a limited period of time and subject to conditions and limitations which may vary as to any given Selling Stockholder.

     Agreements with Selling Stockholders permitting use of this Prospectus may provide that any such offering be effected in an orderly manner through securities dealers, acting as broker or dealer, selected by the Company; that Selling Stockholders enter into custody agreements with certain persons with respect to such shares; and that sales be made only by one or more of the methods described in this caption, as appropriately supplemented or amended as required.

     The Selling Stockholders may from time to time sell all or a portion of the shares of Common Stock in transactions on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices; provided, that such transactions will not include an underwritten public offering. The shares of Class A Common Stock may be sold directly or through broker-dealers. If shares of Class A Common Stock are sold through broker-dealers, the Selling Stockholders may pay brokerage commissions and charges. The methods by which the shares of Class A Common Stock may be sold include (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this Prospectus; (c) exchange distributions and/or secondary distributions in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) privately negotiated transactions.

     The Selling Stockholders and any broker-dealer participating in the distribution of the shares of Class A Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit and any commissions paid or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of shares of Class A Common Stock against certain liabilities, including liabilities under the Securities Act.

     There can be no assurances that the Selling Stockholders will sell any or all of the shares of Class A Common Stock offered hereunder.

                             VALIDITY OF SECURITIES

     The validity of the shares of Class A Common Stock have been passed upon by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements and schedules included in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith, files reports and other information with the Commission. Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The Commission maintains a web site (http: //www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The Company's Class A Common Stock is traded on the Nasdaq National Market and, as a result, the Company also files such reports and information with The Nasdaq Stock Market, and such reports and other information are available for inspection at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act with respect to the shares of Class A Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto pursuant to the Securities Act and the rules and regulations of the Commission thereunder. Statements contained in this Prospectus as to the contents of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement, each such statement being hereby qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, is on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission or may be examined without charge at the public reference facilities of the Commission described above.

                            CARRIAGE SERVICES, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                           PAGE
                                         --------
CONSOLIDATED FINANCIAL STATEMENTS:

     Report of Independent Public
      Accountants....................       F-2

     Consolidated Balance Sheets as
      of December 31, 1996 and
      1997...........................       F-3

     Consolidated Statements of
      Operations for the Years Ended
      December 31,
       1995, 1996 and 1997...........       F-4

     Consolidated Statements of
      Changes in Stockholders' Equity
      for the Years Ended December
      31, 1995, 1996 and 1997........       F-5

     Consolidated Statements of Cash
      Flows for the Years Ended
      December 31,
       1995, 1996 and 1997...........       F-6

     Notes to Consolidated Financial
      Statements.....................       F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Carriage Services, Inc.:

     We have audited the accompanying consolidated balance sheets of Carriage Services, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1997 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carriage Services, Inc., and subsidiaries as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
February 10, 1998

                            CARRIAGE SERVICES, INC.
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                              DECEMBER 31,
                                         ----------------------
                                           1996          1997
                                         --------      --------
               ASSETS
CURRENT ASSETS:
     Cash and cash equivalents.......    $  1,712      $  6,126
     Accounts receivable --
          Trade, net of allowance for
             doubtful accounts of
             $530 in 1996 and
             $1,291 in 1997..........       5,665        11,617
          Other......................         673         1,295
                                         --------      --------
                                            6,338        12,912
     Inventories and other current
      assets.........................       3,350         5,691
                                         --------      --------
               Total current
                  assets.............      11,400        24,729
                                         --------      --------
PROPERTY, PLANT AND EQUIPMENT, at
  cost:
     Land............................       9,640        21,789
     Building and improvements.......      31,750        56,153
     Furniture and equipment.........       8,817        15,046
                                         --------      --------
                                           50,207        92,988
     Less -- accumulated
      depreciation...................      (4,095)       (7,123)
                                         --------      --------
                                           46,112        85,865
CEMETERY PROPERTY, at cost...........       4,061        32,154
NAMES AND REPUTATIONS, net of
  accumulated amortization of $2,007
  in 1996 and $4,480 in 1997.........      62,568       118,099
DEFERRED CHARGES AND OTHER NONCURRENT
  ASSETS.............................       7,167        17,093
                                         --------      --------
                                         $131,308      $277,940
                                         ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable................    $  2,192      $  9,022
     Accrued liabilities.............       3,033         7,545
     Current portion of long-term
      debt and obligations under
      capital leases.................       1,086         2,339
                                         --------      --------
               Total current
                  liabilities........       6,311        18,906
PRENEED LIABILITIES, net.............       3,664         7,403
LONG-TERM DEBT, net of current
  portion............................      42,733       121,553
OBLIGATIONS UNDER CAPITAL LEASES,
  net of current portion.............         557         4,449
DEFERRED INCOME TAXES................       3,749        13,113
                                         --------      --------
               Total liabilities.....      57,014       165,424
                                         --------      --------
COMMITMENTS AND CONTINGENCIES
REDEEMABLE PREFERRED STOCK...........      17,251        13,951
STOCKHOLDERS' EQUITY:
     Class A Common Stock, $.01 par
      value; 40,000,000 shares
      authorized; 3,990,000 and
      6,454,000 issued and
      outstanding in 1996 and 1997,
      respectively...................          40            64
     Class B Common Stock; $.01 par
      value; 10,000,000 shares
      authorized; 4,502,000 and
      4,691,000 issued and
      outstanding in 1996 and 1997,
      respectively...................          45            47
     Contributed capital.............      63,966       102,056
     Retained deficit................      (7,008)       (3,602)
                                         --------      --------
               Total stockholders'
                  equity.............      57,043        98,565
                                         --------      --------
                                         $131,308      $277,940
                                         ========      ========


   The accompanying notes are an integral part of these financial statements.

                            CARRIAGE SERVICES, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                              FOR THE YEARS ENDED DECEMBER 31,
                                            ------------------------------------
                                              1995          1996         1997
                                            --------      --------     --------
REVENUES, net
     Funeral............................    $ 22,661      $ 37,445     $ 64,888
     Cemetery...........................       1,576         2,903       12,533
                                            --------      --------     --------
                                              24,237        40,348       77,421
COSTS AND EXPENSES
     Funeral............................      18,921        30,641       48,404
     Cemetery...........................       1,326         2,541        9,634
                                            --------      --------     --------
                                              20,247        33,182       58,038
                                            --------      --------     --------
     Gross profit.......................       3,990         7,166       19,383
GENERAL AND ADMINISTRATIVE EXPENSES.....       2,106         2,474        5,277
                                            --------      --------     --------
     Operating income...................       1,884         4,692       14,106
INTEREST EXPENSE, net...................       3,684         4,347        5,889
                                            --------      --------     --------
     Income (loss) before income taxes
       and extraordinary item...........      (1,800)          345        8,217
PROVISION FOR INCOME TAXES..............         694           138        3,726
                                            --------      --------     --------
INCOME (LOSS) BEFORE EXTRAORDINARY
  ITEM..................................      (2,494)          207        4,491
Extraordinary item -- loss on early
  extinguishment of debt, net of income
  tax benefit of $332 in 1996 and $159
  in 1997...............................       --             (498)        (195)
                                            --------      --------     --------
NET INCOME (LOSS).......................      (2,494)         (291)       4,296
Preferred stock dividend requirements...       --              622          890
                                            --------      --------     --------
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON
  STOCKHOLDERS..........................    $ (2,494)     $   (913)    $  3,406
                                            ========      ========     ========
BASIC EARNINGS (LOSS) PER SHARE:
     Net income (loss) before
       extraordinary item...............        (.99)     $   (.09)    $    .35
     Extraordinary item.................       --             (.10)        (.02)
                                            --------      --------     --------
     Net income (loss)..................    $   (.99)     $   (.19)    $    .33
                                            ========      ========     ========
Diluted earnings (loss) per share:
     Net income (loss) before
       extraordinary item...............    $   (.99)     $   (.09)    $    .34
     Extraordinary item.................       --             (.10)        (.02)
                                            --------      --------     --------
     Net income (loss)..................    ($  (.99)     $   (.19)    $    .32
                                            ========      ========     ========
Weighted average number of common and
  common equivalent shares outstanding
     Basic..............................       2,520         4,869       10,226
                                            ========      ========     ========
     Diluted............................       2,520         4,869       10,485
                                            ========      ========     ========


   The accompanying notes are an integral part of these financial statements.

                            CARRIAGE SERVICES, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                  CONTRIBUTED                 RETAINED
                                    NUMBER     PREFERRED    NUMBER      COMMON      CAPITAL     UNREALIZED    EARNINGS
                                   OF SHARES     STOCK     OF SHARES    STOCK      (DEFICIT)    GAIN (LOSS)   DEFICIT     TOTAL
                                   ---------   ---------   ---------   --------   -----------   -----------   --------   --------
BALANCE -- DECEMBER 31, 1994.....     7,160     $   72       2,520       $ 25      $  6,992        $ (59)     $(3,601)   $ 3,429
Net loss -- 1995.................     --         --          --          --          --            --          (2,494)    (2,494)
Issuance of preferred stock......     8,500         85       --          --           8,108        --           --         8,193
Unrealized net gain -- available
  for sale securities............     --         --          --          --          --               23        --            23
                                    -------     ------      ------       ----      --------        -----      -------    -------
BALANCE -- DECEMBER 31, 1995.....    15,660        157       2,520         25        15,100          (36)      (6,095)     9,151
Net loss -- 1996.................     --         --          --          --          --            --            (291)      (291)
Issuance of preferred stock......       555          5       --          --             540        --           --           545
Issuance of common stock.........     --         --          3,947         40        47,942        --           --        47,982
Conversion of preferred stock to
  common stock...................   (16,045)      (160)      1,980         20           140        --           --         --
Conversion of redeemable
  preferred stock to common
  stock..........................     --         --             39       --             522        --           --           522
Unrealized net gain -- available
  for sale securities............     --         --          --          --          --               36        --            36
Purchase of treasury stock.......      (170)        (2)      --          --            (339)       --           --          (341)
Exercise of stock options........     --         --              6       --              61        --           --            61
Preferred dividends..............     --         --          --          --          --            --            (622)      (622)
                                    -------     ------      ------       ----      --------        -----      -------    -------
BALANCE -- DECEMBER 31, 1996.....     --         --          8,492         85        63,966        --          (7,008)    57,043
Net income -- 1997...............     --         --          --          --          --            --           4,296      4,296
Issuance of common stock.........     --         --            978         10        14,714        --           --        14,724
Conversion of redeemable
  preferred stock to common
  stock..........................     --         --          1,658         16        23,276        --           --        23,292
Purchase of treasury stock.......     --         --             (3)      --             (60)       --           --           (60)
Exercise of stock options........     --         --             20       --             160        --           --           160
Preferred dividends..............     --         --          --          --          --            --            (890)      (890)
                                    -------     ------      ------       ----      --------        -----      -------    -------
BALANCE -- DECEMBER 31, 1997.....     --        $--         11,145       $111      $102,056        $--        $(3,602)   $98,565
                                    =======     ======      ======       ====      ========        =====      =======    =======

   The accompanying notes are an integral part of these financial statements.

                            CARRIAGE SERVICES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                           FOR THE YEARS ENDED DECEMBER 31,
                                         ------------------------------------
                                           1995          1996          1997
                                         --------      --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)...............    $ (2,494)     $   (291)     $  4,296
     Adjustments to reconcile net
      income (loss) to net cash
      provided
       by (used in) operating
      activities --
          Depreciation and
             amortization............       1,948         3,629         7,809
          Provision for losses on
             accounts receivable.....         488           683         1,025
          Loss on early
             extinguishment of debt,
             net of income taxes.....       --              498           195
          Deferred income taxes......         659            54         2,230
     Changes in assets and
      liabilities net of effects from
      acquisitions:
          Increase in accounts
             receivable..............      (1,125)       (3,440)       (4,747)
          Decrease (increase) in
             inventories and other
             current assets..........         115          (465)       (1,223)
          Increase in other deferred
             charges.................        (144)       (1,146)       (1,884)
          Increase in accounts
             payable.................          45         1,151         1,168
          Increase (decrease) in
             accrued liabilities.....       1,461          (403)          422
          Increase (decrease) in
             preneed liabilities.....          44            44           370
                                         --------      --------      --------
               Net cash provided by
                   operating
                   activities........         997           314         9,661
CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisitions, net of cash
      acquired.......................     (12,191)      (42,707)      (65,607)
     Disposition of businesses
      formerly owned.................       --              393         --
     Purchase of marketable
      securities available for
      sale...........................      (1,795)        --            --
     Disposal of marketable
      securities available for
      sale...........................       5,312           976         --
     Purchase of property, plant and
      equipment......................      (3,019)       (4,630)       (9,163)
                                         --------      --------      --------
               Net cash used in
                   investing
                   activities........     (11,693)      (45,968)      (74,770)
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from long-term debt....      11,563        59,849        79,300
     Payments on long-term debt and
      obligations under capital
      leases.........................      (2,273)      (65,925)       (9,196)
     Proceeds from sale of preferred
      stock..........................       8,192         --            --
     Proceeds from issuance of common
      stock..........................       --           47,694           566
     Preferred stock dividends.......       --             (622)         (890)
     Exercise of stock options.......       --               61           160
     Purchase of treasury stock......       --             (341)          (60)
     Payment of deferred debt
      charges........................         (49)         (923)         (357)
                                         --------      --------      --------
               Net cash provided by
                   financing
                   activities........      17,433        39,793        69,523
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS...................       6,737        (5,861)        4,414
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD................         836         7,573         1,712
                                         --------      --------      --------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD.............................    $  7,573      $  1,712      $  6,126
                                         ========      ========      ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
     Interest paid through issuance
      of new debt....................    $    644      $  --         $  --
                                         ========      ========      ========
     Retirement of debt through
      issuance of stock..............    $    500      $  --         $  --
                                         ========      ========      ========
     Cash interest paid..............    $  3,127      $  4,466      $  5,477
                                         ========      ========      ========
     Cash paid for income taxes......    $  --         $  --         $  1,385
                                         ========      ========      ========
     Retirement of debt through
      disposition of business........    $  --         $  2,642      $  --
                                         ========      ========      ========
     Non-cash consideration for
      acquisitions...................    $  --         $ 25,474      $ 52,653
                                         ========      ========      ========


   The accompanying notes are an integral part of these financial statements.

                            CARRIAGE SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

BUSINESS

     Carriage Services, Inc. (the "Company") was organized under the laws of the State of Delaware on December 29, 1993. The Company owns and operates funeral homes and cemeteries throughout the United States. The Company provides professional services related to funerals and interments at its funeral homes and cemeteries. Prearranged funerals and preneed cemetery property are marketed in the geographic markets served by the Company's locations.

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

     The financial statements include the consolidated financial statements of Carriage Services, Inc. and its subsidiaries. In consolidation, all significant intercompany balances and transactions have been eliminated. Certain prior year amounts in the consolidated financial statements have been reclassified to conform with current year presentation.

FUNERAL AND CEMETERY OPERATIONS

     The Company records the sale of funeral merchandise and services upon performance of the funeral service. The Company records the sale of the right of cemetery interment or mausoleum entombment and related merchandise at the time of sale. The cost for cemetery merchandise and services sold, but not yet provided, is accrued as an expense at the same time the cemetery revenue is recognized. Allowances for customer cancellations, refunds and bad debts are provided at the date of sale based on the historical experience of the Company. Accounts receivable-trade, net consists of approximately $4,977,000 and $7,245,000 of funeral receivables and approximately $688,000 and $4,372,000 of current cemetery receivables at December 31, 1996 and 1997, respectively. Noncurrent cemetery receivables, those payable after one year, are included in Deferred Charges and Other Noncurrent Assets on the Consolidated Balance Sheets (see Note 3).

PRENEED FUNERAL ARRANGEMENTS

     Preneed funeral sales are effected by deposits to a trust or purchase of a third-party insurance product. Since the Company does not have access to these funds, the sale is not recorded until the service is performed, nor generally, are the related assets and liabilities reflected on the Consolidated Balance Sheets. The trust income earned and the increases in insurance benefits on the insurance products are also deferred until the service is performed in order to offset inflation in cost to provide the service in the future. The preneed funeral trust assets were approximately $36,523,000 and $52,931,000 at December 31, 1996 and 1997, respectively, which in the opinion of management, exceed the future obligations under such arrangements. The type of instruments that the trusts may invest in are regulated by state agencies.

                            CARRIAGE SERVICES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following summary reflects the composition of the assets held in trust to satisfy the Company's future obligations under preneed funeral arrangements:

                                       HISTORICAL     UNREALIZED
                                       COST BASIS     GAIN (LOSS)    FAIR VALUE
                                       -----------    -----------    -----------
                                                    (IN THOUSANDS)
As of December 31, 1996 --
     Cash and cash equivalents.......    $16,022         $--           $16,022
     Fixed income investment
       contracts.....................      8,434         --              8,434
     Mutual funds, corporate bonds
       and stocks....................     11,965           102          12,067
                                         -------         -----         -------
          Total......................    $36,421         $ 102         $36,523
                                         -------         -----         -------
As of December 31, 1997 --
     Cash and cash equivalents.......    $23,891         $--           $23,891
     Fixed income investment
       contracts.....................     10,638         --             10,638
     Mutual funds, corporate bonds
       and stocks....................     17,960           442          18,402
                                         -------         -----         -------
          Total......................    $52,489         $ 442         $52,931
                                         -------         -----         -------


CEMETERY MERCHANDISE AND SERVICE TRUST

     The Company is also generally required by certain states to deposit a specified amount into a merchandise and service trust fund for cemetery merchandise and service contracts sold on a preneed basis. The principal and accumulated earnings of the trust may be withdrawn by the Company upon maturity (generally, the death of the purchaser) or cancellation of the contracts. Trust fund investment income is recognized in current revenues as trust earnings accrue, net of current period inflation costs recognized related to the merchandise that has not yet been purchased. Merchandise and service trust fund balances, in the aggregate, were approximately $1,134,000 and $9,567,000 at December 31, 1996 and 1997, respectively, and are included in Preneed Liabilities, net on the accompanying Consolidated Balance Sheets.

PERPETUAL AND MEMORIAL CARE TRUST

     In accordance with respective state laws, the Company is required to deposit a specified amount into perpetual and memorial care trust funds for each interment/entombment right and memorial sold. Income from the trust fund is used to provide care and maintenance for the cemeteries and mausoleums and is periodically distributed to the Company and recognized as revenue upon distribution. The perpetual and memorial care trust assets were approximately $2,002,000 and $8,408,000 at December 31, 1996 and 1997, respectively, which, in the opinion of management, will cover future obligations to provide care and maintenance for the Company's cemeteries and mausoleums. The Company does not have the right to withdraw any of the principal balances of these funds and, accordingly, these trust fund balances are not reflected in the accompanying Consolidated Balance Sheets.

DEFERRED OBTAINING COSTS

     Deferred obtaining costs consist of sales commissions and other net direct marketing costs applicable to preneed funeral sales, net of insurance commissions received. These costs are deferred and amortized in funeral costs and expenses over expected timing of the performance of the services covered by the preneed funeral contracts.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

                            CARRIAGE SERVICES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

MARKETABLE SECURITIES

     The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, and all of the Company's investment securities are classified as available for sale securities. At December 31, 1996 and 1997, the Company had no gross unrealized gains (losses). The Company does not use derivative financial instruments or participate in hedging activities.

INVENTORY

     Inventory is recorded at the lower of its cost basis (determined by the specific identification method) or net realizable value.

NAMES AND REPUTATIONS

     The excess of the purchase price over the fair value of net identifiable assets acquired, as determined by management in transactions accounted for as purchases, is recorded as Names and Reputations. Such amounts are amortized over 40 years. Many of the Company's acquired funeral homes have provided high quality service to families for generations. The resulting loyalty often represents a substantial portion of the value of a funeral business. The Company reviews the carrying value of Names and Reputations at least quarterly on a location-by-location basis to determine if facts and circumstances exist which would suggest that this intangible asset may be impaired or that the amortization period needs to be modified. If indicators are present which indicate impairment is probable, the Company will prepare a projection of the undiscounted cash flows of the location and determine if the intangible assets are recoverable based on these undiscounted cash flows. If impairment is indicated, then an adjustment will be made to reduce the carrying amount of the intangible asset to its fair value. At December 31, 1997, no impairment was deemed to have occurred.

     The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," as of January 1, 1996, and such adoption did not have a material impact on the Company's consolidated financial position or results of operations.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. The costs of ordinary maintenance and repairs are charged to operations as incurred, while renewals and betterments are capitalized. Capitalized interest was $162,000 in 1996 and $264,000 in 1997. Depreciation of property, plant and equipment is computed based on the straight-line method over the following estimated useful lives of the assets:

                                          YEARS
                                         --------
Buildings and improvements...........    15 to 40
Furniture and fixtures...............    7 to 10
Machinery and equipment..............    5 to 10
Automobiles..........................     5 to 7


INCOME TAXES

     The Company files a consolidated U.S. federal income tax return. The Company records deferred taxes for temporary differences between the tax basis and financial reporting basis of assets and liabilities.

EARNINGS PER COMMON SHARE

     In 1997, the Financial Accounting Standards Board issued Statement No. 128, EARNINGS PER SHARE, which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously

                            CARRIAGE SERVICES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

reported fully diluted earnings per share. All earnings per share amounts for all periods presented have been restated to conform to the Statement 128 requirements.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Management believes that carrying value approximates fair value for cash and cash equivalents and marketable equity securities which are designated as available-for-sale. Additionally, the carrying amount of its floating rate credit facility approximates its fair value. Management also believes its redeemable preferred stock is stated at fair value.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BUSINESS SEGMENTS

     In June 1997, the Financial Accounting Standards Board issued Statement No. 131 ("SFAS No. 131"), Disclosures About Segments of an Enterprise and Related Information. SFAS 131, effective for years beginning after December 15, 1997, requires segment information to be reported on a basis consistent with that used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company will adopt SFAS No. 131 in 1998 and is evaluating the way segment information is reported.

2.  ACQUISITIONS:

     During 1997, the Company acquired 44 funeral homes and ten cemeteries through the purchase of stock and assets. In 1996, the Company acquired 38 funeral homes and seven cemeteries through the purchase of stock and assets. These transactions have been accounted for utilizing the purchase method of accounting, and the results of operations of the acquired businesses have been included in the results of the Company from the respective dates of acquisition.

     In accordance with APB Opinion 16, purchase prices were allocated to the net assets acquired based on management's estimate of the fair value of the acquired assets and liabilities at the date of acquisition. Many of the Company's acquired funeral homes have provided high quality service to families for generations. The resulting loyalty often represents a substantial portion of the value of a funeral business. As a result, the excess of the consideration paid over the fair value of net tangible and other identifiable intangible assets is allocated to Names and Reputations. Future adjustments to the allocation of the purchase price may be made during the 12 months following the date of acquisition due to resolution of uncertainties existing at the acquisition date, which may include obtaining additional information regarding asset and liability valuations.

                            CARRIAGE SERVICES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The effect of the above acquisitions on the Consolidated Balance Sheets at December 31, 1996 and 1997 was as follows:

                                              DECEMBER 31,
                                         -----------------------
                                           1996           1997
                                         --------       --------
                                             (IN THOUSANDS)
Current Assets.......................    $  3,532       $ 11,909
Cemetery Property....................       3,610         28,276
Property, Plant and Equipment........      22,574         34,830
Deferred Charges and Other Noncurrent
  Assets.............................       1,542          1,597
Names and Reputations................      43,139         55,013
Current Liabilities..................      (1,025)        (1,631)
Debt.................................       --            (1,072)
Other Liabilities....................      (5,191)       (10,662)
                                         --------       --------
                                           68,181        118,260
Consideration:
Redeemable preferred stock issued....     (17,775)       (20,000)
Debt.................................      (6,582)       (18,210)
Preferred stock issued...............        (555)         --
Cash acquired in acquisitions........        (274)          (556)
Common Stock issued..................        (288)       (13,887)
                                         --------       --------
     Cash used for acquisitions......    $ 42,707       $ 65,607
                                         ========       ========

     The following table reflects, on an unaudited pro forma basis, the combined operations of the Company and the businesses acquired during the years ended December 31, 1996 and 1997 as if such acquisitions had taken place at the beginning of 1996. Appropriate adjustments have been made to reflect the accounting basis used in recording these acquisitions. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have resulted had the combination been in effect on the date indicated, that have resulted since the respective dates of acquisition or that may result in the future.


                                         YEAR ENDED DECEMBER 31,
                                         -----------------------
                                           1996           1997
                                         --------       --------
                                            (UNAUDITED AND IN
                                               THOUSANDS)
Revenues, net........................    $ 95,169       $ 98,672
Net income (loss) before income taxes
  and extraordinary item.............      (1,686)         7,803
Income (loss) attributable to common
  stockholders.......................      (2,157)         3,207
Income (loss) per share
     Basic...........................        (.44)           .31
     Diluted.........................        (.44)           .31

                            CARRIAGE SERVICES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3.  DEFERRED CHARGES AND OTHER NONCURRENT ASSETS:

     Deferred charges and other noncurrent assets at December 31, 1996 and 1997 were as follows (in thousands):

                                           1996           1997
                                         --------       --------
Agreements not to compete, net of
  accumulated amortization of $1,722
  and $2,233 respectively............    $  3,297       $  4,034
Deferred debt expense, net of
  accumulated amortization of $78 and
  $23, respectively..................         511            324
Noncurrent cemetery and notes
  receivable.........................       2,114          9,807
Deferred obtaining costs, net of
  accumulated amortization of $44 and
  $253, respectively.................       1,245          2,928
                                         --------       --------
                                         $  7,167       $ 17,093
                                         ========       ========

     The cost of agreements not to compete with former owners of businesses acquired is amortized over the term of the respective agreements, ranging from four to 10 years. Deferred debt expense is being amortized over the term of the related debt. Noncurrent cemetery receivables result from the multi-year payment terms in the underlying contracts. These cemetery receivables are recorded net of allowances for customer cancellations, refunds and bad debts.

4.  LONG-TERM DEBT:

     The Company's long-term debt consisted of the following at December 31 (in thousands):

                                           1996           1997
                                         --------       --------
Credit Facility, unsecured floating
  rate $150 million line, interest is
  due on a quarterly basis for prime
  borrowings and on the maturity
  dates of the eurodollar borrowings
  at the applicable eurodollar rate
  plus .50% to 1.25% (weighted
  average interest rate was 6.8772%
  for the quater ended December 31,
  1997), matures in September,
  2002...............................    $  --          $107,500
Credit Facility, unsecurred floating
  rate $75 million line, interest was
  due on a quaterly basis at prime to
  prime plus .25% or at the
  applicable eurodollar rate plus
  .75% to 2.0%.......................      36,500          --
Acquisition debt.....................       6,395         10,817
Other................................         574          5,219
Less -- Current portion..............        (736)        (1,983)
                                         --------       --------
                                         $ 42,733       $121,553
                                         ========       ========

     In conjunction with the closing of the initial public offering (the "IPO") in August 1996, the Company entered into a Credit Facility (the "Former Credit Facility") which provided for a $75 million revolving line of credit with both LIBOR and base rate interest options. This Former Credit Facility was unsecured and was for a term of three years. During September 1997, the Company entered into a new credit facility (the "New Credit Facility") for a $150 million revolving line of credit. The New Credit Facility has a five year term, is unsecured and contains customary restrictive covenants, including a restriction on the payment of dividends on common stock and requires the Company to maintain certain financial ratios. The Company was in compliance with all covenants at December 31, 1997. In August 1996, the Company paid all of its outstanding indebtedness with the proceeds from the issuance of its Class A Common Stock in connection with the Company's IPO (see Note 7) and utilization of the Former Credit Facility. In connection with repayment of debt in August 1996 and the retirement of debt issued by the Former Credit Facility in September 1997, the Company recognized an extraordinary loss of approximately $498,000 and $195,000, net of income tax benefit of approximately $332,000 and $159,000 for the write-off of the deferred loan costs associated with the early retirement of debt for the years ended December 31, 1996 and 1997, respectively.

                            CARRIAGE SERVICES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Acquisition debt primarily consists of deferred purchase price, payable to sellers. The deferred purchase price notes bearing interest at 0%, discounted at imputed interest rates ranging from 6% to 8%, with maturities from 3 to 15 years.

     The aggregate maturities of long-term debt for the year ended December 31, 1998 and for the subsequent four years, are approximately $1,983,000, $2,021,000, $1,196,000, $1,193,000, and $108,744,000, respectively and
$8,399,000 thereafter.

5.  COMMITMENTS AND CONTINGENCIES:

LEASES

     The Company leases certain office facilities, vehicles and equipment under operating leases for terms ranging from one to fifteen years. Certain of these leases provide for an annual adjustment. Rent expense was approximately $951,000, $924,000 and $1,997,000 for 1995, 1996 and 1997, respectively.

     Assets acquired under capital leases are included in property, plant and equipment on the accompanying Consolidated Balance Sheets.

     At December 31, 1997 minimum lease payments were as follows:

                                              MINIMUM LEASE
                                                 PAYMENTS
                                         ------------------------
                                         OPERATING       CAPITAL
                                          LEASES          LEASES
                                         ---------       --------
                                              (IN THOUSANDS)
Years ended December 31,
     1998............................     $1,792          $  679
     1999............................      1,557           2,632
     2000............................      1,099             230
     2001............................        799             207
     2002............................      1,449             198
     Thereafter......................      2,181           2,716
                                          ------          ------
Total minimum lease payments.........     $8,877           6,662
                                          ======
Less: amount representing interest...                      1,857
Less: current portion of obligations
  under capital leases...............                        356
                                                          ------
Long-term obligations under capital
  leases.............................                     $4,449
                                                          ======

AGREEMENTS AND EMPLOYEE BENEFITS

     The Company has entered into various employment and agreements not to compete with key employees and former owners of businesses acquired. Payments for such agreements are not made in advance. These agreements are generally for one to ten years and provide for future payments annually, quarterly or monthly. The aggregate payments due under these agreements for the subsequent five years, are approximately $1,356,000, $1,342,000, $1,101,000, $924,000 and $845,000,
respectively and $2,576,000 thereafter. In conformity with industry practice, these agreements are not included in the accompanying Consolidated Balance Sheets.

     The Company sponsors one defined contribution plan for the benefit of its employees. The expense for this plan has not been significant for the periods presented. In addition, the Company does not offer any other post-retirement or post-employment benefits.

LITIGATION

     Certain of the funeral homes located in California that were acquired by the Company in early 1997, along with other death care providers, are defendants in litigation in the state of California alleging that a flight service contracted to dispose of cremains failed to properly carry out its duties. While the litigation is in the early stages, management, with the advice of legal counsel, believes that there are adequate insurance coverages, indemnities and reserves such that the results of this litigation will not have a material effect on the Company's consolidated financial position or result of operations. Additionally, the Company is, from time to time, subject to routine litigation arising in the normal course of its business. Management, with the

                            CARRIAGE SERVICES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

advice of legal counsel, similarly believes that the results of any such routine litigation or other pending legal proceedings will not have a material effect on the Company's consolidated financial position or results of operations.

6.  INCOME TAXES:

     The provision (benefit) for income taxes for 1995, 1996 and 1997 consisted of:

                                           1995           1996           1997
                                         --------       --------       --------
                                                     (IN THOUSANDS)
Current:
     U. S. Federal...................    $     --       $     --       $  1,275
     State...........................          35             84            759
                                         --------       --------       --------
          Total current provision....          35             84          2,034
                                         --------       --------       --------
Deferred:
     U. S. Federal...................         585             48          1,564
     State...........................          74              6            128
                                         --------       --------       --------
          Total deferred (benefit)
              provision..............         659             54          1,692
                                         --------       --------       --------
Total income tax provision...........    $    694       $    138       $  3,726
                                         ========       ========       ========


     A reconciliation of taxes to the U.S. federal statutory rate to those reflected in the Consolidated Statements of Operations for 1995, 1996 and 1997 is as follows:

                                           1995           1996           1997
                                         --------       --------       --------
Federal statutory rate...............       (34.0)%         34.0%          34.0%
Effect of state income taxes, net of
  federal benefit at 34%.............        (6.0)           4.0            5.3
Effect of nondeductible expenses and
  other, net.........................         3.9           57.3           15.9
Effect of valuation allowance........        74.7          (55.3)         (14.5)
Effect of change in statutory rate...       --             --               4.6
                                         --------       --------       --------
                                             38.6%            40%          45.3%
                                         ========       ========       ========

     The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities at December 31, 1996 and 1997 were as follows:

                                           1996           1997
                                         --------       --------
                                             (IN THOUSANDS)
Deferred tax assets:
     Net operating loss
      carryforwards..................    $  2,369       $    510
     Reserves not currently
      deductible.....................         200            509
     Accrued liabilities and other...         104            701
     Amortization of non-compete
      agreements.....................         387            816
                                         --------       --------
                                            3,060          2,536
Valuation allowance..................      (1,442)          (268)
                                         --------       --------
     Total deferred tax assets.......    $  1,618       $  2,268
                                         ========       ========
Deferred tax liability:
     Amortization and depreciation...    $ (4,893)      $(12,814)
     Preneed assets, net.............        (170)        (1,670)
                                         --------       --------
          Total deferred tax
             liabilities.............    $ (5,063)      $(14,484)
                                         ========       ========
Net deferred tax liability...........    $ (3,445)      $(12,216)
                                         ========       ========
Current net deferred asset...........    $    304       $    897
Noncurrent net deferred liability....      (3,749)       (13,113)
                                         --------       --------
                                         $ (3,445)      $(12,216)
                                         ========       ========

     The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets for which realization is uncertain. The Company reviews the valuation allowance at the end of each quarter and makes adjustments if it is determined that it is more likely than not that the NOL's will be realized. At

                            CARRIAGE SERVICES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

December 31, 1997, the Company has approximately $584,000 of federal net operating loss ("NOL") carryforwards which will expire between 2009 and 2011, if not utilized, and $3,826,000 of state NOL carryforwards which will expire between the years 2000 and 2012, if not utilized. As a result of the IPO (see
Note 7), there may be a limitation placed on the Company's utilization of its NOL's by Section 382 of the Internal Revenue Code in any one particular tax year. Deferred tax liabilities were recorded with respect to purchase accounting transactions during the year ended December 31, 1997 in the approximate amount of $7,218,000.

7.  STOCKHOLDERS' EQUITY:

INITIAL PUBLIC OFFERING

     On August 8, 1996, the Company completed its IPO of 3,910,000 shares of its Class A Common Stock at $13.50 per share for net proceeds of approximately $48 million, after selling commissions and related expenses of approximately $5 million. The net proceeds of the IPO were used to repay outstanding indebtedness of the Company. In connection with the IPO, the Company performed a recapitalization of its common stock into two classes of common stock (Class A and Class B), provided separate voting rights to each class and converted existing common stock to Class B Common Stock. The holders of Class A Common Stock are entitled to one vote for each share held on all matters submitted to a vote of common stockholders. The holders of Class B Common Stock are entitled to ten votes for each share held on all matters submitted to a vote of common stockholders. The Series A, B and C Preferred Stocks automatically converted into Class B Common Stock upon the closing of the IPO. Series D Preferred Stock remained outstanding after the IPO (see Note 8).

PREFERRED STOCK

     Prior to the IPO, the Company had three classes of preferred stock outstanding, Series A, B and C. These preferred stocks automatically converted into shares of Class B Common Stock at the effective date of the IPO (August 8, 1996).

TREASURY STOCK

     The Company purchased 3,292 shares of Class B Common Stock for $60,000 and 170,000 shares of Series B Preferred Stock for $341,000, during 1997 and 1996, respectively. Such shares have been canceled.

STOCK OPTION PLANS

     The Company has three stock option plans currently in effect under which future grants may be issued: the 1995 Stock Incentive Plan (the "1995 Plan"), the 1996 Stock Option Plan (the "1996 Plan") and the 1996 Nonemployee Director Stock Option Plan (the "Directors' Plan").

     Options granted under the 1995 Plan have a ten-year term. All options granted under the 1995 Plan prior to the IPO vest immediately, while substantially all of those issued in conjunction with and after the IPO vest over a four-year period at 25% per year. Options issued under this plan prior to the Company's IPO are satisfied with shares of Class B Common Stock, but options issued after that date are satisfied with shares of Class A Common Stock. A total of 700,000 shares are reserved for issuance under the 1995 Plan of which 408,449 were outstanding at December 31, 1997.

     Options granted under the 1996 Plan and the Directors' Plan have ten-year terms and vest 8.33% per year on the first through fourth anniversary dates of the grant date and 16.66% per year on the fifth through eighth anniversary dates of the grant date; provided, however, the options scheduled to vest in years 5-8 from the grant date (i.e., 66 2/3% of the total grant) vest immediately if the average of the daily high and low prices of the Class A Common Stock for 20 consecutive trading days exceeds $27.99 prior to the fourth anniversary of the grant date. A total of 600,000 shares of Class A Common Stock are reserved for issuance under the 1996 Plan and 200,000 shares of Class A Common Stock are reserved for issuance under the Directors' Plan. Options to purchase a total of 560,000 and 130,000 shares of Class A Common Stock were outstanding under the 1996 Plan and Directors' Plan, respectively.

                            CARRIAGE SERVICES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net loss and loss per share would have been the following pro forma amounts:

                                                YEAR ENDED DECEMBER 31,
                                         --------------------------------------
                                           1995           1996           1997
                                         --------       --------       --------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss) attributable to
  common stockholders:
     As reported.....................    $ (2,494)      $   (913)      $  3,406
     Pro forma.......................      (2,721)        (1,122)         2,353
Net income (loss) per common and
  common equivalent share
  attributable to common
  stockholders:
Basic
     As reported.....................        (.99)          (.19)           .33
     Pro forma.......................       (1.08)          (.23)           .23
Diluted
     As reported.....................        (.99)          (.19)           .32
     Pro forma.......................       (1.08)          (.23)           .22

     Each of the plans is administered by a stock option committee appointed by the Board of Directors. The plans allow for options to be granted as non-qualified options, incentive stock options, reload options, alternative appreciation rights and stock bonus options. As of December 31, 1997, only non-qualified options and incentive stock options have been issued. The options are granted with an exercise price equal to the then fair market value of the Company's common stock as determined by the Board of Directors.

     A summary of the status of the plans at December 31, 1996 and 1997 and changes during the year ended is presented in the table and narrative below:

                                                 YEAR ENDED DECEMBER 31,
                                      ------------------------------------------
                                              1996                   1997
                                      --------------------   -------------------
                                       SHARES    WTD AVG.    SHARES    WTD AVG.
                                       (000)     EX PRICE    (000)     EX PRICE
                                      --------   --------   --------   --------
Outstanding at beginning of period...     50      $ 9.80       850      $13.74
Granted..............................    818       13.90       338       20.18
Exercised............................     (5)      10.43       (23)      11.35
Canceled.............................    (13)      10.11       (65)      16.80
                                       -----                 -----
Outstanding at end of year...........    850       13.74     1,100       15.40
                                       -----                 -----
Exercisable at end of year...........     74       10.34       146       12.41
                                       -----                 -----
Weighted average fair value of
  options granted....................  $8.00                 $8.52

     All of the options outstanding at December 31, 1997 have exercise prices between $8.00 and $24.75, with a weighted average exercise price of $15.40 and a weighted average remaining contractual life of 8.8 years.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996 and 1997, respectively: risk-free interest rates of 6.67% and 6.45%; expected dividend yields of zero percent and zero percent; expected lives of ten years and ten years; expected volatility of 30.45% and 35.90%.

REVERSE STOCK SPLIT

     On July 18, 1996, the Company's Board of Directors and stockholders approved an amendment to the Company's Certificate of Incorporation which authorized a one for two reverse stock split. The Consolidated Financial Statements have been restated in 1996 as if the reverse stock split had occurred at the beginning of the earliest period presented. For each two shares of Class B Common Stock at $.01 par, the stockholder received one share of Class B Common Stock at $.01 par. Upon completion of the IPO, the Series A, B and C Preferred Stocks automatically converted into Class B Common Stock. The number of shares held by each Series A, B and C Preferred stockholder remained the same; however, the conversion

                            CARRIAGE SERVICES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

prices for Class B Common Stock on those preferred shares doubled in conjunction with the above-mentioned reverse stock split. In addition, the exercise prices on outstanding stock options also doubled related to this reverse stock split, and the number of shares of Class B Common Stock covered by such options decreased by 50%.

8.  REDEEMABLE PREFERRED STOCK:

     The Company has 20,000,000 authorized shares of Series D Preferred Stock with a par value of $.01 per share, of which approximately 17,253,000 and 1,682,500 shares were issued and outstanding at December 31, 1996 and 1997, respectively. As of December 31, 1997, these shares can be converted into Class A Common Stock at the rate of $15.50 per share. The holders of Series D Preferred Stock are entitled to receive preferential dividends at an annual rate ranging from $0.06 to $0.07 per share, payable quarterly. Dividends are payable quarterly as long as the stock is outstanding. The Series D Preferred Stock is redeemable, in whole or in part, at the option of the Company, at any time during the period commencing with the second anniversary of the Company's IPO (August 8, 1998) and ending December 31, 2001. On December 31, 2001, the Company must redeem all shares of Series D Preferred Stock then outstanding at a redemption price of $1.00 per share, together with all accrued and unpaid dividends.

     Concurrent with every issuance of Series D Preferred Stock, irrevocable standby letters of credit, issued by a financial institution and guaranteed by the Company, were given to the holder (or designated beneficiaries) and can be drawn upon if certain events occur, including the following: the Company has failed to pay preferred stock dividends, the Company has failed to redeem the preferred stock shares on the designated mandatory redemption date or a liquidation, dissolution or winding up of affairs of the Company occurs. As of December 31, 1997, letters of credit of approximately $1,740,000 were outstanding relative to Series D Preferred Stock.

     During the first quarter of 1997, the Company issued approximately 20,000,000 shares of Series F Preferred Stock with a par value of $.01 per share to fund a portion of the acquisitions, of which 12,278,285 were outstanding at December 31, 1997. These shares are convertible into Class A Common Stock at the rate of $16.00 per share as of December 31, 1997, and increasing to $17.00 per share on January 1, 1998. The holders of the Series F Preferred Stock are entitled to receive preferential dividends at the amount of $.04 payable quarterly, increasing to five percent per year for the period January 1, 1998 until January 1, 2001, at which time the annual rate becomes fixed at $.0486 per share. On December 31, 2007, the Company must redeem all shares of Series F Preferred Stock then outstanding at a redemption price of $1.00 per share, together with all accrued and unpaid dividends.

                            CARRIAGE SERVICES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9.  LOSS PER SHARE:

     The following table sets forth the computation of the basic and diluted earnings (loss) per share for 1995, 1996 and 1997:

                                           1995           1996           1997
                                         --------       --------       --------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Numerator:
     Net income (loss) before
       extraordinary item............    $ (2,494)      $    207          4,491
     Extraordinary item..............       --              (498)          (195)
                                         --------       --------       --------
     Net income (loss)...............      (2,494)          (291)         4,296
     Preferred stock dividends.......       --              (622)          (890)
                                         --------       --------       --------
     Numerator for basic earnings per
       share -- net income (loss)
       available to common
       stockholders..................    $ (2,494)      $   (913)      $  3,406
     Effect of dilutive securities:
     Preferred stock dividends.......       --             --             --
                                         --------       --------       --------
     Numerator for diluted earnings
       per share -- net income
       available to common
       stockholders after assumed
       conversions...................    $ (2,494)      $   (913)      $  3,406
                                         --------       --------       --------
Denominator:
     Denominator for basic earnings
       per share -- weighted average
       shares........................       2,520          4,869         10,226
     Effect of dilutive securities:
     Stock options...................       --             --               259
                                         --------       --------       --------
     Denominator for diluted earnings
       per share -- adjusted weighted
       average shares and assumed
       conversions...................       2,520          4,869         10,485
                                         --------       --------       --------
Basic earnings per share:
     Net income (loss) before
       extraordinary item............    $   (.99)      $   (.09)      $    .35
     Extraordinary item..............       --              (.10)          (.02)
                                         --------       --------       --------
     Net income (loss)...............    $   (.99)      $   (.19)      $    .33
                                         ========       ========       ========
Diluted earnings per share:
     Net income (loss) before
       extraordinary item............    $   (.99)      $   (.09)      $    .34
     Extraordinary item..............       --              (.10)          (.02)
                                         --------       --------       --------
     Net income (loss)...............    $   (.99)      $   (.19)      $    .32
                                         ========       ========       ========

                            CARRIAGE SERVICES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10.  MAJOR SEGMENTS OF BUSINESS

     The Company conduts funeral and cemetery operations only in the United States.

(IN THOUSANDS, EXCEPT NUMBER OF OPERATING LOCATIONS)    FUNERAL     CEMETERY    CORPORATE     CONSOLIDATED
-----------------------------------------------------------------------------------------------------------
Revenues:
     1997...................................            $ 64,888    $12,533      $ --           $ 77,421
     1996...................................              37,445      2,903        --             40,348
     1995...................................              22,661      1,576        --             24,237
-----------------------------------------------------------------------------------------------------------
Income from operations:
     1997...................................            $ 16,484    $ 2,899      $(5,277)       $ 14,106
     1996...................................               6,804        362       (2,474)          4,692
     1995...................................               3,740        250       (2,106)          1,884
-----------------------------------------------------------------------------------------------------------
Identifiable assets:
     1997...................................            $208,833    $57,020      $12,087        $277,940
     1996...................................             117,061      9,285        4,962         131,308
     1995...................................              48,847      2,169       10,730          61,746
-----------------------------------------------------------------------------------------------------------
Depreciation and amortization:
     1997...................................            $  5,195    $ 1,454      $ 1,160        $  7,809
     1996...................................               2,863        129          637           3,629
     1995...................................               1,609         72          267           1,948
-----------------------------------------------------------------------------------------------------------
Capital expenditures: (a)
     1997...................................            $ 34,858    $34,653      $ 2,758        $ 72,269
     1996...................................              24,737      5,073        1,004          30,814
     1995...................................               4,530        100        1,116           5,746
-----------------------------------------------------------------------------------------------------------
Number of operating locations at year end:
     1997...................................                 120         20        --                140
     1996...................................                  76         10        --                 86
     1995...................................                  41          3        --                 44

(a) Includes $2,727, $26,184 and $63,106 for the three years ended December 31, 1997, respectively, for purchases of property, plant and equipment and cemetery property of acquired businesses.

                            CARRIAGE SERVICES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11.  QUARTERLY FINANCIAL DATA (UNAUDITED):

     The table below sets forth consolidated operating results by fiscal quarter for the years ended December 31, 1996 and 1997 (in thousands, except per share data):

                                          FIRST         SECOND        THIRD         FOURTH
                                         --------      --------      --------      --------
                                             (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)
               1996(A)
Revenues, net........................   $  7,635      $  9,290      $ 10,145        13,278
Gross profit.........................      1,670         1,719           994         2,783
Net income (loss) before
  extraordinary item.................       (193)         (468)         (414)        1,282
Extraordinary item...................      --            --             (498)        --
Preferred stock dividend
  requirements.......................         10            91           250           271
Net income (loss)....................       (203)         (559)       (1,162)        1,011
Basic earnings (loss) per common
  share
     Continuing operations...........    $  (.08)      $  (.22)      $  (.11)      $   .12
     Extraordinary item..............      --            --             (.09)        --
                                         -------       -------       -------       -------
     Net income (loss)...............    $  (.08)      $  (.22)      $  (.20)      $   .12
                                         -------       -------       -------       -------
Diluted earnings (loss) per common
  share
     Continuing operations...........    $  (.08)      $  (.22)      $  (.11)      $   .12
     Extraordinary item..............      --            --             (.09)        --
                                         -------       -------       -------       -------
     Net income (loss)...............    $  (.08)      $  (.22)      $  (.20)      $   .12
                                         -------       -------       -------       -------

               1997(A)
Revenues, net.                           $ 17,989      $ 19,061      $ 18,245      $ 22,126
Gross profit.........................      5,143         5,003         3,557         5,680
Net income before extraordinary
  item...............................      1,825         1,489           347           830(b)
Extraordinary item...................      --            --             (195)        --
Preferred stock dividend
  requirements.......................        363           174           176           177
Net income (loss)....................      1,462         1,315           (24)          653(b)
Basic earnings per common share:
     Continuing operations...........    $   .16       $   .13       $  0.02       $   .06(b)
     Extraordinary item..............      --            --            (0.02)        --
                                         -------       -------       -------       -------
     Net income......................    $   .16       $   .13       $ --          $   .06(b)
                                         -------       -------       -------       -------
Diluted earnings per common share:
     Continuing operations...........    $   .16       $   .12       $  0.02       $   .06(b)
     Extraordinary item..............      --            --            (0.02)        --
                                         -------       -------       -------       -------
     Net income......................    $   .16       $   .12       $ --          $   .06(b)
                                         -------       -------       -------       -------
------------

(a) Earnings per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per share amounts does not equal the total computed for the year due to stock transactions which occurred during the periods presented.

(b) Includes a one-time charge of $390,000 (equivalent to $.04 per share) to revalue historical deferred tax accounts from 34% to 35%.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                        ON FINANCIAL STATEMENT SCHEDULE

To Carriage Services, Inc.:

     We have audited in accordance with generally accepted auditing standards, the Consolidated Financial Statements of Carriage Services, Inc. and subsidiaries included in this Form S-4, and have issued our report thereon dated February 10, 1998. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in Part IV,
Item 14 (a)(2) for Carriage Services, Inc. and subsidiaries is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Houston, Texas
February 10, 1998

                            CARRIAGE SERVICES, INC.
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

===============================================================================================
                                            BALANCE      CHARGED TO                  BALANCE
                                            BEGINNING    COSTS AND                    END OF
              DESCRIPTION                   OF YEAR      EXPENSES      DEDUCTIONS      YEAR
-----------------------------------------------------------------------------------------------
Year ended December 31, 1995:
     Allowance for bad debts and
       contract cancellations...........      $205         $  488         $388         $  305
Year ended December 31, 1996:
     Allowance for bad debts and
       contract cancellations...........      $305         $  683         $458         $  530
Year ended December 31, 1997:
     Allowance for bad debts and
       contract cancellations...........      $530         $1,025         $264         $1,291

================================================================================
  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE CLASS A COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSONS TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

       ------------------------

         TABLE OF CONTENTS

                                         PAGE
                                       --------
Prospectus Summary...................      2
Risk Factors.........................      5
The Company..........................      7
Price Range of Class A Common Stock
  and Dividend Policy................      8
Use of Proceeds......................      8
Selected Historical Consolidated and
  Financial and Operating Data.......      9
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................     10
Business.............................     16
Management...........................     25
Certain Transactions.................     31
Principal Stockholders...............     32
Description of Capital Stock.........     35
Resales and Plan of Distribution.....     38
Validity of Securities...............     39
Experts..............................     39
Available Information................     39
Index to Financial Statements........    F-1


                                2,000,000 SHARES

                              CLASS A COMMON STOCK

                            CARRIAGE SERVICES, INC.

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                                               , 1998

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company, a Delaware corporation, is empowered by Section 145 of the Delaware General Corporation Law (the "DGCL"), subject to the procedures and limitations stated therein, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or other enterprise, against reasonable expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually incurred by him in connection with such action, suit or proceeding, if such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company is required by Section 145 to indemnify any person against reasonable expenses (including attorneys' fees) actually incurred by him in connection with an action, suit or proceeding in which he is a party because he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or other enterprise, if he has been successful, on the merits or otherwise, in the defense of the action, suit or proceeding.
Section 145 also allows a corporation to purchase and maintain insurance on behalf of any such person against any liability asserted against him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 145. In addition, Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

     Article 10 of the Company's Charter provides that the Company shall indemnify and hold harmless any person who was, is, or is threatened to be made a party to a proceeding by reason of the fact that he or she (i) is or was a director or officer of the Company or (ii) while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under the DGCL. The right to indemnification under
Article 10 of the Charter is a contract right which includes, with respect to directors and officers, the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its disposition.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)  Exhibits:

            3.1       --   Amended and Restated Certificate of Incorporation, as
                           amended, of the Company. Incorporated herein by reference to
                           Exhibit 3.1 to the Company's Annual Report on Form 10-K for
                           its fiscal year ended December 31, 1996.
            3.2       --   Certificate of Amendment dated May 9, 1996. Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30,
                           1997.
            3.3       --   Certificate of Decrease, reducing the authorized Series D
                           Preferred Stock. Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for its
                           fiscal quarter ended September 30, 1997.
            3.4       --   Certificate of Decrease, reducing the authorixzed Series F
                           Preferred Stock. Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for its
                           fiscal quarter ended September 30, 1997.
            3.5       --   Amended and Restated Bylaws of the Company. Incorporated
                           herein by reference to Exhibit 3.2 to the Company's
                           Registration Statement on Form S-1 (File No. 333-05545).
           10.1       --   Loan Agreement between the Company and NationsBank of Texas,
                           N.A. dated September 9, 1997. Incorporated by reference to
                           Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q
                           for its fiscal quarter ended September 30, 1997.
           10.2       --   Agreement and Plan of Merger dated March 8, 1996 among
                           Carriage Funeral Services, Inc., Hennessy-Bagnoli Funeral
                           Home, Inc., Hennessy Funeral Home, Inc., Terrance P.
                           Hennessy and Lawrence Bagnoli. Incorporated herein by
                           reference to Exhibit 10.9 to the Company's Registration
                           Statement on Form S-1 (File No. 333-05545).
           10.3       --   Real Property Purchase Agreement dated the Closing Date
                           among Hennessy-Bagnoli Funeral Home, Inc., Hennessy and
                           Patricia Hennessy, and Bagnoli and Brenda Bagnoli.
                           Incorporated herein by reference to Exhibit 10.10 to the
                           Company's Registration Statement on Form S-1 (File No.
                           333-05545).
           10.4       --   Stock Purchase Agreement dated January 4, 1996 among
                           Carriage Funeral Holdings,
                           Inc., The Lusk Funeral Home, Incorporated and Gerald T.
                           McFarland, Jr.
                           Incorporated herein by reference to Exhibit 10.11 to the
                           Company's Registration Statement on Form S-1 (File No.
                           333-05545).
           10.5       --   Stock Purchase Agreement dated February 29, 1996 among
                           Carriage Funeral Holdings, Inc., James E. Drake Funeral
                           Home, Inc. and James E. Drake and Patricia A. Drake.
                           Incorporated herein by reference to Exhibit 10.12 to the
                           Company's Registration Statement on Form S-1 (File No.
                           333-05545).
           10.6       --   Asset Purchase Agreement dated April 10, 1996 between CFS
                           Funeral Services, Inc. and SCI Texas Funeral Services, Inc.
                           Incorporated herein by reference to Exhibit 10.13 to the
                           Company's Registration Statement on Form S-1 (File No.
                           333-05545).
           10.7       --   Asset Purchase Agreement dated April 10, 1996 between CFS
                           Funeral Services, Inc. and SCI Funeral Services of Florida,
                           Inc. Incorporated herein by reference to Exhibit 10.14 to
                           the Company's Registration Statement on Form S-1 (File No.
                           333-05545).
           10.8       --   Asset Purchase Agreement dated April 10, 1996 between CFS
                           Funeral Services, Inc. and Fort Myers Memorial Gardens, Inc.
                           Incorporated herein by reference to Exhibit 10.15 to the
                           Company's Registration Statement on Form S-1 (File No.
                           333-05545).
           10.9       --   Asset Purchase Agreement dated April 10, 1996 between CFS
                           Funeral Services, Inc.


                                      II-2

                           and SCI Funeral Services of Florida, Inc. Incorporated
                           herein by reference to Exhibit 10.16 to the Company's
                           Registration Statement on Form S-1 (File No. 333-05545).
           10.10      --   Stock and Real Property Purchase Agreement dated March 29,
                           1996 among Carriage Funeral Holdings, Inc., Dwayne R. Spence
                           Funeral Home, Inc. Dwayne R. Spence, Patricia Spence and
                           James H. Sheridan. Incorporated herein by reference to
                           Exhibit 10.17 to the Company's Registration Statement on
                           Form S-1 (File No. 333-05545).
           10.11      --   Merger Agreement dated March 22, 1996 among Carriage Funeral
                           Services, Inc., Carriage Funeral Services of Idaho, Inc.,
                           Merchant Funeral Home, Inc., Coeur d'Alene Memorial Gardens,
                           Inc., Lewis Clark Memorial Park, Inc., Robert D. Larrabee,
                           I. Renee Larrabee and Larrabee Land Company, Inc.
                           Incorporated herein by reference to Exhibit 10.18 to the
                           Company's Registration Statement on Form S-1 (File No.
                           333-005545).
           10.12      --   Real Property Purchase Agreement dated March 22, 1996 among
                           Carriage Funeral Services, Inc. and Larrabee Investments,
                           L.L.C. Incorporated herein by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1 (File No.
                           333-05545).
           10.13      --   Merger Agreement dated July 3, 1996 among Carriage Services,
                           Inc., CSI Funeral Services of Connecticut, Inc., C. Funk &
                           Son Funeral Home, Incorporated and Ronald F. Duhaime and
                           Christopher J. Duhaime. Incorporated herein by reference to
                           Exhibit 10.20 to the Company's Registration Statement on
                           Form S-1 (File No. 333-05545).
           10.14      --   Merger Agreement dated July 3, 1996 among Carriage Services,
                           Inc., CFS Funeral Services of Connecticut, Inc., O'Brien
                           Funeral Home, Incorporated and Thomas P. O'Brien.
                           Incorporated herein by reference to Exhibit 10.21 to the
                           Company's Registration Statement on Form S-1 (File No.
                           333-05545).
           10.15      --   Merger Agreement dated June 26, 1996 among Carriage
                           Services, Inc. Carriage Funeral Services of South Carolina,
                           Inc., Forest Lawn of Chesnee, Inc. and shareholders.
                           Incorporated herein by reference to Exhibit 10.22 to the
                           Company's Registration Statement on Form S-1 (File No.
                           333-005545).
           10.16      --   Merger Agreement dated October 17, 1996 among Carriage
                           Services, Inc., Carriage Funeral Services of California,
                           Inc., CNM and the shareholders of CNM. Incorporated herein by reference to Exhibit 10.22 to the Company's Current
                           Report on Form 8-K/A dated January 7, 1997.
           10.17      --   Asset Purchase Agreement dated November 13, 1997 among
                           Carriage Funeral Holdings, Inc., Sidun Funeral Group, Inc.
                           and Charles D. Sidun. Incorporated herein by reference to
                           Exhibit 10.17 to the Company's Form 10-K for its fiscal year ended December 31, 1997.
           10.18      --   Merger Agreement dated November 19, 1997 among Carriage
                           Services, Inc.,
                           Carriage Services of Florida, Inc., Forest Lawn/Evergreen
                           Management Corp., Greg M. Brudnicki and Charles E. Kent.
                           Incorporated herein by reference to Exhibit 10.18 to the
                           Company's Form 10-K for its fiscal year ended December 31,
                           1997.
           10.19      --   Asset Purchase Agreement dated November 19, 1997 among
                           Carriage Funeral Holdings, Inc., Kent-Thornton Funeral Home,
                           Inc., Greg Brudnicki, Charles Kent, Ricky Kent and Jane
                           Thornton. Incorporated herein by reference to Exhibit 10.19 to the Company's Form 10-K for its fiscal year ended
                           December 31, 1997.
          +10.20      --   Employment Agreement with Melvin C. Payne. Incorporated
                           herein by reference to Exhibit 10.23 to the Company's
                           Registration Statement on Form S-1 (File No. 333-05545).


                                      II-3

          +10.21      --   Employment Agreement with Mark W. Duffey. Incorporated
                           herein by reference to Exhibit 10.24 to the Company's
                           Registration Statement on Form S-1 (File No. 333-05545).
          +10.22      --   Employment Agreement with Russell W. Allen. Incorporated
                           herein by reference to Exhibit 10.25 to the Company's
                           Registration Statement on Form S-1 (File No. 333-05545).
          +10.23      --   Employment Agreement with Gary O'Sullivan. Incorporated
                           herein by reference to Exhibit 10.26 to the Company's Annual
                           Report on Form 10-K for its fiscal year ended December 31,
                           1996.
          +10.24      --   Employment Agreement with Thomas C. Livengood. Incorporated herein by reference to Exhibit 10.27 to the Companmy's
                           Annual Report on Form 10-K for its fiscal year ended
                           December 31, 1996.
          +10.25      --   Amended and Restated 1995 Stock Incentive Plan. Incorporated
                           herein by reference to Exhibit 10.23 to the Company's Annual
                           Report on Form 10-K for its fiscal year ended December 31,
                           1996.
          +10.26      --   Amended and Restated 1996 Stock Incentive Plan. Incorporated
                           herein by reference to Exhibit 10.24 to the Company's Annual
                           Report on Form 10-K for its fiscal year ended December 31,
                           1996.
          +10.27      --   Amended and Restated 1996 Directors' Stock Option Plan.
                           Incorporated herein by reference to Exhibit 10.25 to the
                           Company's Annual Report on Form 10-K for its fiscal year
                           ended December 31, 1996.
           21.1       --   Subsidiaries of the Company, incorporated herein by
                           reference to Exhibit 21.1 to the Company's 1997 Annual
                           Report on Form 10-K (File No. 1-11961).
          *23.1       --   Consent of Arthur Andersen LLP
           23.2       --   Consent of Vinson & Elkins L.L.P. incorporated herein by
                           reference to Exhibit 23.2 to the Company's Registration
                           Statement on Form S-4 (File No. 333-23643)
           24.1       --   Powers of Attorney (included on the signature page to this
                           Registration Statement)

------------
(*) Filed herewith

(+) Management contract or compensation plan.

     (b)  Consolidated Financial Statement Schedules

     All required schedules are presented herein.

ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required in Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

     (4) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request;

     (5) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

     (6) That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (7) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS POST EFFECTIVE AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON THE 29TH DAY OF APRIL, 1998.

                                          CARRIAGE SERVICES, INC.

                                          By /s/ MELVIN C. PAYNE
                                                 MELVIN C. PAYNE
                                          CHAIRMAN OF THE BOARD AND CHIEF
                                                 EXECUTIVE OFFICER

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS POST EFFECTIVE AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

        SIGNATURE                                     TITLE
-------------------------  ------------------------------------------------------------

/s/ MELVIN C. PAYNE           Chairman of the Board, Chief Executive Officer and Director
    MELVIN C. PAYNE

/s/ MARK W. DUFFEY                           President and Director
    MARK W. DUFFEY

/s/ THOMAS C. LIVENGOOD       Executive Vice President, Chief Financial Officer and
    THOMAS C. LIVENGOOD       Secretary (Principal Financial and Accounting Officer)

/s/ C. BYRON SNYDER                                  Director
    C. BYRON SNYDER

/s/ ROBERT D. LARRABEE                               Director
    ROBERT D. LARRABEE

/s/ BARRY K. FINGERHUT                               Director
    BARRY K. FINGERHUT

/s/ STUART W. STEDMAN                                Director
    STUART W. STEDMAN

/s/ RONALD A. ERICKSON                               Director
    RONALD A. ERICKSON

/s/ MARK F. WILSON                                   Director
    MARK F. WILSON

/s/ GREG M. BRUDNICKI                                Director
    GREG M. BRUDNICKI

                                      II-6